Exhibit 2.5

EXECUTION COPY

STOCK PURCHASE AGREEMENT

BETWEEN

AON CORPORATION

AND

MUNICH-AMERICAN HOLDING CORPORATION

Dated as of December 14, 2007

TABLE OF CONTENTS

Page

ARTICLE I
DEFINITIONS

Section 1.1 Definitions	1
Section 1.2 Interpretation	9

ARTICLE II
PURCHASE AND SALE

Section 2.1 Purchase and Sale of the Shares	10

ARTICLE III
PURCHASE PRICE

Section 3.1 Purchase Price	10

ARTICLE IV
CLOSING

Section 4.1 Closing Date	10
Section 4.2 Payment on the Closing Date	11
Section 4.3 Buyer’s Additional Closing Date Deliveries	11
Section 4.4 Aon’s Closing Date Deliveries	11
Section 4.5 Determination of the Net Worth Adjustment Amount	12

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF AON

Section 5.1 Organization of the Companies and the Subsidiaries	13
Section 5.2 Capital Structure of the Companies and the Subsidiaries	14
Section 5.3 Subsidiaries and Investments	14
Section 5.4 Authority of Aon; Conflicts	15
Section 5.5 Financial Statements	16
Section 5.6 Operations Since Balance Sheet Date	16
Section 5.7 Taxes	18
Section 5.8 Governmental Permits	19
Section 5.9 Real Property	20
Section 5.10 Personal Property Leases	20
Section 5.11 Intellectual Property	20
Section 5.12 Title to Tangible Property	21
Section 5.13 No Violation, Litigation or Regulatory Action	22
Section 5.14 Contracts	22
Section 5.15 Status of Contracts	23
Section 5.16 ERISA	24

Section 13.10 Expenses	64
Section 13.11 Partial Invalidity	64
Section 13.12 Execution in Counterparts	64
Section 13.13 Further Assurances	64
Section 13.14 Disclaimer of Warranties	64
Section 13.15 Governing Law; Submission to Jurisdiction	65
Section 13.16 Waiver of Jury Trial	65

List of Annexes

A	Subsidiaries

List of Exhibits

A	Aon Transition Services Agreement
B	Estimated Closing Date Net Worth Statement
C	FIRPTA Certificates

List of Schedules

1.1	Buyer and Seller Ancillary Agreements
3.1	Purchase Price
5.1	Organization of the Companies and the Subsidiaries
5.2	Capital Structure
5.3	Subsidiaries and Investments
5.4	Aon Conflicts
5.5	Financial Statements; Exceptions
5.6	Certain Operations
5.7	Taxes
5.8	Governmental Permits
5.9	Real Property
5.10	Personal Property Leases
5.11(a)	List of Intellectual Property
5.11(b)	Software
5.11(c)	Right, Title and Interest in Intellectual Property
5.11(d)	Registrations of Copyrights, Patent Rights and Trademarks
5.11(e)	Infringement of Intellectual Property
5.11(f)	Challenge to Intellectual Property
5.11(g)	Information Security
5.13	Violation, Litigation or Regulatory Action of the Companies
5.14	Contracts
5.15	Status of Contracts
5.16(a)	Welfare Plans and Pension Plans
5.16(b)	Other Material Employee Benefits
5.17	Environmental Matters
5.18	Employee Relations and Agreements
5.19	No Undisclosed Liabilities
5.20	Sufficiency of Assets
5.22	Statutory Statements
5.23	Reinsurance Agreements
5.24	Insurance Matters
5.25	Medicare Advantage
7.3(a)	Consents of Third Parties
7.4	Operations Prior to Closing Date
8.2(e)	Individual Employment Contracts

8.2(i)	Vacation Programs
8.2(j)	Bonus Programs
8.5	Guaranties
8.6	Non-Hire
9.3	Necessary Governmental Approvals of Aon
10.3	Necessary Governmental Approvals of Buyer

2

STOCK PURCHASE AGREEMENT

STOCK PURCHASE AGREEMENT, dated as of December 14, 2007, by and between Aon Corporation, a Delaware corporation (“Aon”), and Munich-American Holding Corporation, a Delaware corporation (“Buyer”).

PRELIMINARY STATEMENT:

WHEREAS, Aon is the owner of all of the outstanding shares of capital stock of Combined Insurance Company of America, an Illinois corporation (“CICA”);

WHEREAS, CICA is the owner of all of the outstanding shares of capital stock of Sterling Life Insurance Company, an Illinois corporation (“Sterling”);

WHEREAS, Aon Services Group, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Aon (“ASG”), is the owner of all of the outstanding shares of capital stock of Olympic Health Management Systems, Inc., a Washington corporation (“Olympic” and, together with Sterling, the “Companies”);

WHEREAS, Olympic is the direct owner of 100% of the issued and outstanding capital stock or similar equity interests of each of those entities set forth in Annex A (except as otherwise set forth therein) (each, a “Subsidiary” and collectively, the “Subsidiaries”); and

WHEREAS, Aon desires to sell to Buyer, and Buyer desires to purchase from Aon, all of the issued and outstanding capital stock of the Companies (the “Shares”), all on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth, it is hereby agreed between Buyer and Aon as follows:

ARTICLE I
DEFINITIONS

Section 1.1            Definitions.  In this Agreement, the following terms have the meanings specified or referred to in this Section 1.1 and shall be equally applicable to both the singular and plural forms.

“Accounting Firm” has the meaning specified in Section 4.5(b).

“Acquired Business” has the meaning specified in Section 8.6(d).

“Administrative Authority” means any federal, state, local or foreign governmental authority, regulatory body or stock exchange or listing authority, including any applicable department of insurance, agency or commission or other governmental authority or instrumentality, or industry self-regulatory organization, and including, for the avoidance of doubt, CMS.

“Affiliate” means, with respect to any Person, any other Person which, at the time of determination, directly or indirectly, through one or more intermediaries, Controls, is Controlled by or is under Common Control with such Person.

“Affiliated Group” means an affiliated group as defined in Code Section 1504 (or any analogous combined, consolidated or unitary group defined under state, local or foreign income Tax law) of which any of the Companies or the Subsidiaries is or has been a member.

“After-Tax Basis” means that, in determining the amount of the payment necessary to indemnify any party against, or reimburse any party for, Losses, the amount of such Losses shall (i) be determined net of any Tax benefit derived (or reasonably expected to be derived) by the Indemnified Party (or any Affiliate thereof) as the result of sustaining or paying such Losses and (ii) include any additional amount of Taxes that the Indemnified Party is required to pay as a result of receiving such indemnification payment.  Tax benefits shall be computed using reasonable assumptions based on the actual and projected Tax position of the U.S. federal income tax consolidated group that includes the Indemnified Party (including whether such group is in a net operating loss position, such group’s then-current (and, to the extent necessary, projected) effective tax rate, and any necessary discounting to reflect the time value of money).

“Agreed Accounting Principles” means the accounting principles, practices and methodologies applied in the preparation of the Balance Sheet.

“Agreement” means this Stock Purchase Agreement.

“Allocation Schedule” has the meaning specified in Section 8.1(e).

“Aon” has the meaning specified in the first paragraph of this Agreement.

“Aon Options” has the meaning specified in Section 8.1(f).

“Aon Stock-Based Awards” has the meaning specified in Section 8.1(f).

“Aon Transition Services Agreement” means the Transition Services Agreement in the form attached hereto as Exhibit A.

“Aon’s Accountants” has the meaning specified in Section 4.5(b).

“Aon’s DC Plans” has the meaning specified in Section 8.2(c).

“ASG” has the meaning specified in the third recital of this Agreement.

“Balance Sheet” means the unaudited combined balance sheet of the Companies and the Subsidiaries as of December 31, 2006 included in Schedule 5.5.

“Base Purchase Price” has the meaning specified in Section 3.1.

“Books and Records” means all accounts, ledgers and records (including computer generated, recorded or stored records) relating to the business of the Companies and the Subsidiaries.

“Business Agreements” has the meaning specified in Section 5.15.

“Buyer” has the meaning specified in the first paragraph of this Agreement.

“Buyer Ancillary Agreements” means all agreements, instruments and documents being or to be executed and delivered by Buyer or an Affiliate of Buyer (including the Companies and the Subsidiaries on or after the Closing Date) under this Agreement or in connection herewith, each of which agreement, instrument and document is listed in Schedule 1.1.

“Buyer Group Member” means (i) Buyer and its Affiliates, (ii) their respective directors, officers and employees and (iii) the successors and assigns of the foregoing.

“Buyer Plans” has the meaning specified in Section 8.2(h).

“Buyer’s Accountants” has the meaning specified in Section 4.5(b).

“Buyer’s DC Plans” has the meaning specified in Section 8.2(c).

“Cap” has the meaning set forth in Section 11.1.

“Change of Control” means a transaction pursuant to which Control of Aon (including by ownership of more than 50% of the voting equity securities of Aon) or ownership of more than 50% of the consolidated assets of Aon is acquired, directly or indirectly, by a Person not already an Affiliate of Aon as of the Closing Date through (x) a tender or exchange offer, merger, consolidation, share exchange or other business combination, (y) a sale of securities, recapitalization, liquidation or dissolution or (z) a sale of assets.

“CICA” has the meaning specified in the first recital of this Agreement.

“Claim Deductible” has the meaning set forth in Section 11.1.

“Claim Notice” has the meaning specified in Section 11.3.

“Closing” means the closing of the transfer of the Shares from Aon to Buyer in exchange for the Preliminary Purchase Price.

“Closing Date” has the meaning specified in Section 4.1.

“Closing Date Net Worth” means Net Worth immediately prior to the Closing, after giving effect to the transactions contemplated by Sections 7.5 and 7.6.

“CMS” means the Centers for Medicare & Medicaid Services.

“COBRA” has the meaning specified in Section 8.2(l).

“Code” means the Internal Revenue Code of 1986.

“Companies” has the meaning specified in the third recital of this Agreement.

“Company Plan” has the meaning specified in Section 5.16(a).

“Compensation Deduction” has the meaning specified in Section 8.1(f).

“Confidentiality Agreement” means that certain letter agreement dated September 5, 2007 between an Affiliate of Buyer and Aon.

“Control” means, as to any Person, the ownership of more than 50% of the voting equity securities of such Person.  The terms “Controlled by” and “under Common Control with” shall have correlative meanings.

“Copyrights” means United States registered copyrights, and pending applications to register the same.

“Court Order” means any judgment, order, award or decree of any federal, state, local or other court or tribunal and any award in any arbitration proceeding.

“Deductible” has the meaning set forth in Section 11.1.

“Encumbrance” means any lien, adverse claim, charge, security interest, mortgage, pledge, easement, encumbrance, conditional sale or other title retention agreement, defect in title or other restrictions of a similar kind.

“Environmental Laws” means all federal, state and local statutes, regulations, ordinances and other provisions having the force or effect of law, in each case concerning worker health and safety, pollution or protection of the environment or the protection of human health as it relates to the environment.

“Environmental Matter” means any matter relating to (i) the Release or threatened Release of a Hazardous Material or (ii) violations of or liabilities arising under applicable Environmental Laws.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any trade or business (whether or not incorporated) which would be considered a single employer with the Companies pursuant to Section 414(b) or (c) of the Code and the regulations promulgated under those Sections.

“Estimated Closing Balance Sheet” means the estimated balance sheet (prepared using Agreed Accounting Principles) of the Companies and the Subsidiaries as of the Closing Date.

“Estimated Closing Date Net Worth” means the calculation of Net Worth based on the Estimated Closing Balance Sheet.

“Estimated Closing Date Net Worth Statement” means the statement setting forth the Estimated Closing Date Net Worth and the Estimated Net Worth Adjustment Amount in the form of Exhibit B attached hereto, using data from the Estimated Closing Balance Sheet.

“Estimated Net Worth Adjustment Amount” means the Estimated Closing Date Net Worth minus $202,000,000.

“Excluded Taxes” has the meaning specified in Section 8.1(a).

“Exempt Business Activities” means any business activities of the type conducted by Aon or any Affiliate of Aon (other than the Companies and the Subsidiaries as of the date of this Agreement) and any business activities incidental thereto.

“Expenses” means any and all reasonable out-of-pocket fees, costs and expenses actually incurred in connection with defending or asserting any claim, action, suit or proceeding incident to any matter indemnified against hereunder (including reasonable fees and disbursements of legal counsel).

“Final Closing Balance Sheet” means the audited combined balance sheet of the Companies and the Subsidiaries as of the Closing Date.

“Financial Statements” has the meaning specified in Section 5.5.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Governmental Permits” has the meaning specified in Section 5.8.

“Guaranties” has the meaning specified in Section 8.5.

“Hazardous Materials”  means any chemical, substance, material, waste, pollutant, contaminant, toxic substance, special waste, hazardous waste or hazardous substance regulated by or which gives rise to liability under any Environmental Law, including, for purposes of this Agreement, petroleum or petroleum wastes, asbestos, asbestos-containing materials, radon, polychlorinated biphenyls, urea formaldehyde, lead or radioactive materials.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indemnified Party” has the meaning specified in Section 11.3.

“Indemnitor” has the meaning specified in Section 11.3.

“Insurance Contracts” has the meaning specified in Section 5.24(b).

“Intellectual Property” means (i) Copyrights and copyrightable works enforceable in the United States, (ii) Patent Rights and inventions, whether or not patentable, (iii) Trademarks and common law trademarks and trade names enforceable in the United States and all goodwill associated therewith and symbolized thereby, and (iv) Trade Secrets.

“IRS” means the United States Internal Revenue Service.

“Knowledge of Aon” means, as to a particular matter, the current actual knowledge of the following persons:  Aon’s Senior Vice President/Treasurer and each of Debbie Ahl, Craig Bodway, Jim Campbell, Marty Catron, David Goldberg, Jill Johnson, Gerald Reilly and Randall L. Roberts.

“Leased Real Property” has the meaning specified in Section 5.9.

“Losses” means any and all losses, costs, settlement payments, awards, judgments, fines (including interest and penalties with respect thereto), liabilities, penalties, damages, expenses (including reasonable attorneys’, accountants’ and other professionals’ fees), deficiencies or other charges, whether or not involving a Third Person Claim.

“Mass Software” means Software that is available generally through retail stores, distribution networks or is otherwise subject to “shrink-wrap” or “click-through” license agreements, including any software pre-installed in the ordinary course of business as a standard part of hardware.

“Material Adverse Effect” means any effect, circumstance or change that has, or is reasonably likely to have, a material adverse effect on the business, assets, liabilities, properties, results of operations or financial condition of the Companies and the Subsidiaries taken as a whole, other than any such effect, circumstance or change resulting or arising from, in whole or in part, (i) general economic or political conditions or any conditions generally affecting any segment of the industries in which the Companies or the Subsidiaries operate, (ii) any change or prospective change in Requirements of Law, or any interpretation of any of the foregoing, (iii) any change in GAAP or SAP, or any interpretation of any of the foregoing, (iv) the execution of this Agreement or the public announcement hereof to the extent such effect, circumstance or change results from the identity of Buyer as the prospective purchaser of the Companies and the Subsidiaries, (v) any change in interest rates, (vi) any action taken by (or at the written request of) Buyer or any of its Affiliates not necessary or required in connection with the transactions contemplated hereby and (vii) changes caused by acts of terrorism or war (whether or not declared) occurring after the date of this Agreement; except, in the case of clauses (i) and (iii), to the extent disproportionately affecting the Companies and the Subsidiaries relative to other participants in the industries in which the Companies and the Subsidiaries conduct business.

“Multiemployer Plan” means a “multiemployer plan,” as defined in Section 4001(a)(3) of ERISA.

“Net Worth” means an amount equal to (i) the value of the assets of the Companies and the Subsidiaries, taken as a whole, determined in accordance with the Agreed Accounting Principles minus (ii) the value of the liabilities of the Companies and the Subsidiaries, taken as a whole, determined in accordance with the Agreed Accounting Principles, in each case, as of the date of determination.

“Net Worth Adjustment Amount” means the Closing Date Net Worth minus $202,000,000.

“Net Worth Adjustment Report” has the meaning specified in Section 4.5(a).

“Net Worth Adjustment Report Finalization Date” means the date which is 30 days after the date on which the Net Worth Adjustment Report is delivered by Aon to Buyer; provided, however, that if Buyer or Buyer’s Accountant delivers a notice of exception within such 30-day period, and if any change to the Net Worth Adjustment Report is agreed to by Buyer and Aon in accordance with Section 4.5, then the date on which Buyer and Aon agree in writing to such change shall be the Net Worth Adjustment Report Finalization Date; provided, further, that if Aon and Buyer cannot agree upon the Net Worth Adjustment Amount, then the date on which the Accounting Firm delivers its decision with respect to such dispute in accordance with Section 4.5 shall be the Net Worth Adjustment Report Finalization Date.

“Olympic” has the meaning specified in the third recital of this Agreement.

“Patent Rights” means United States patents, patent applications, continuations, continuations-in-part, divisions or reissues.

“Pension Plan” means any pension plan, as defined in Section 3(2) of ERISA.

“Permitted Encumbrances” means (i) liens for Taxes and other governmental charges and assessments which are not yet due and payable, (ii) liens which evidence monetary obligations of landlords and liens of carriers, warehousemen, mechanics and materialmen and other like liens arising in the ordinary course of business consistent with past practice for sums not yet due and payable, (iii) other Encumbrances or imperfections on tangible property which are not material in amount or do not materially detract from the value of or materially impair the existing use of the property affected by such Encumbrance or imperfection, (iv) Encumbrances imposed by the Securities Act or any applicable state securities law and (v) Encumbrances that are set forth on the Balance Sheet or the Statutory Statements to the extent expressly reflected thereon.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or Administrative Authority.

“Preliminary Purchase Price” has the meaning specified in Section 4.2(a).

“Producers” has the meaning specified in Section 5.24(a).

“Purchase Price” has the meaning specified in Section 3.1.

“Release” means the release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration of a Hazardous Material into the environment.

“Requirements of Law” means any federal, state, local or other laws, statutes, regulations, rules, codes or ordinances enacted, adopted, issued or promulgated by any Administrative Authority.

“Reserved Consolidated Taxes” has the meaning specified in Section 8.1(a).

“Reserved Taxes” has the meaning specified in Section 8.1(a).

“Restricted Business” means the underwriting and administration of Medicare Advantage, Medicare Part D Prescription Drug and Medicare Supplemental insurance products.

“Retained Names and Marks” has the meaning specified in Section 8.7(a).

“SAP” means the statutory accounting principles and practices prescribed or permitted by applicable insurance regulatory authorities.

“Section 338(h)(10) Election” has the meaning specified in Section 8.1(e).

“Section 338 Taxes” means Taxes imposed by any taxing jurisdiction with respect to which a Section 338(h)(10) Election is expressly made in accordance with paragraph (e) of Section 8.1, to the extent such Taxes arise out of, relate to or result from the filing of such Section 338(h)(10) Election.

“Securities Act” means the Securities Act of 1933.

“Seller Ancillary Agreements” means all agreements, instruments and documents being or to be executed and delivered by Aon under this Agreement or in connection herewith, each of which agreement, instrument and document is listed in Schedule 1.1.

“Seller Group Member” means (i) Aon and its Affiliates, (ii) the directors, officers and employees of Aon and its Affiliates and (iii) the successors and assigns of the foregoing.

“Shares” has the meaning specified in the fifth recital of this Agreement.

“Software” means computer software programs and related documentation and materials, whether in source code, object code or human readable form.

“Specified Representations and Warranties” means the representations and warranties in Sections 5.6, 5.11(a), 5.11(b), 5.16(b) and 5.20.

“Spin-Off Ruling” has the meaning specified in Section 8.1(a).

“Statutory Statements” means each annual or quarterly statement required to be filed with any state insurance regulatory authority in accordance with the National Association of Insurance Commissioners (NAIC) Accounting Manual and Annual Statement Instructions.

“Sterling” has the meaning specified in the second recital of this Agreement.

“Straddle Period” means any taxable year or period beginning before and ending after the Closing Date.

“Subsidiary” and “Subsidiaries” each have the meaning specified in the fourth recital of this Agreement.

“Tax” (and, with correlative meaning, “Taxes”) means all federal, state, county, local, foreign and other taxes, assessments, charges, duties, fees, levies, imposts or other similar charges imposed by an Administrative Authority, including all income, franchise, profits, capital gains, capital stock, transfer, gross receipts, production, customs, sales, use, transfer, service, state guarantee fund assessment, occupation, ad valorem, property, excise (including the Insurance Excise Tax on premiums pursuant to Section 4371 et seq. of the Code), margin, single business, severance, windfall profits, premium, stamp, license, payroll, employment, social security, workers compensation, unemployment, disability, environmental (including all taxes under Section 59A of the Code), alternative minimum, add-on, value-added, capital taxes, withholding and other deficiencies, adjustments for inflation or other similar charges imposed by any Administrative Authority of any kind whatsoever (whether payable directly, by withholding or pursuant to a closing agreement with the IRS and whether or not requiring the filing of a Tax Return), and all estimated taxes, deficiency assessments, additions to tax and penalties (civil or criminal), additional amounts imposed by any Administrative Authority and interest on or in respect of a failure to comply with any requirement relating to such taxes or any Tax Return.  The foregoing shall include any transferee or secondary liability for a Tax, and any liability arising as a result of being (or ceasing to be) a member of any Affiliated Group or being included (or required to be included) in any Tax Return relating thereto.

“Tax Package” has the meaning set forth in Section 8.1(b).

“Tax Return” means any return, report or similar statement required to be filed with respect to any Tax (including any attached schedules), including any information return, claim for refund, amended return or declaration of estimated Tax.

“Termination Date” has the meaning set forth in Section 12.1(e).

“Third Party Consent” has the meaning specified in Section 7.3(a).

“Third Person Claim” has the meaning specified in Section 11.5(a).

“Trade Secrets” means confidential ideas, trade secrets, know-how, concepts, methods, processes, formulae, reports, data, customer lists, mailing lists, business plans, or other proprietary information that provides the owner with a competitive advantage.

“Trademarks” means (i) registered United States federal and state trademarks, service marks and trade names, and pending applications to register the foregoing and all goodwill associated therewith and symbolized thereby; and (ii) Internet domain names.

“Transferred Employees” has the meaning specified in Section 8.2(a).

“Welfare Plan” means any welfare plan, as defined in Section 3(1) of ERISA.

Section 1.2            Interpretation.  For purposes of this Agreement:  (i) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation;”

(ii) the word “or” is not exclusive; (iii) the words “herein”, “hereof”, “hereby”, “hereto” and “hereunder” refer to this Agreement as a whole, including all Annexes, Exhibits and Schedules attached to this Agreement; and (iv) any rules of construction relating to interpretation against the drafter of an agreement shall not apply to this Agreement and are expressly waived by the parties hereto.  Unless the context otherwise requires, references herein:  (i) to Articles, Sections, Annexes, Exhibits and Schedules mean the Articles and Sections of, and the Annexes, Exhibits and Schedules attached to, this Agreement; (ii) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and by this Agreement; (iii) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder, in each case through the date of this Agreement; and (iv) to the word “day” means a calendar day.  The Annexes, Exhibits and Schedules referred to herein shall be construed with and as an integral part of this Agreement to the same extent as if they were set forth verbatim herein.  Titles to Articles and headings of Sections are inserted for convenience of reference only and shall not be deemed a part of or to affect the meaning or interpretation of this Agreement.  Unless expressly indicated to the contrary, all dollar amounts are expressed in United States funds, and all amounts payable hereunder shall be paid in United States funds.

ARTICLE II

PURCHASE AND SALE

Section 2.1            Purchase and Sale of the Shares.  Upon the terms and subject to the conditions of this Agreement, on the Closing Date, Aon shall, in the case of Sterling, cause CICA and, in the case of Olympic, cause ASG, to sell, transfer, assign, convey and deliver to Buyer, and Buyer shall purchase and accept, in the case of Sterling, from CICA, and, in the case of Olympic, from ASG, the Shares, free and clear of all Encumbrances.

ARTICLE III

PURCHASE PRICE

Section 3.1            Purchase Price.  The purchase price for the Shares shall be equal to $352,000,000 (Three Hundred Fifty-Two Million Dollars) (the “Base Purchase Price”), plus (or, if a negative amount, minus the absolute value of) the Net Worth Adjustment Amount (the Base Purchase Price, as adjusted by the Net Worth Adjustment Amount, the “Purchase Price”).  The Purchase Price shall be paid pursuant to Article IV.  If the event set forth in Schedule 3.1 occurs prior to the Closing, the Purchase Price shall be reduced by $10 million.

ARTICLE IV

CLOSING

Section 4.1            Closing Date.  The Closing shall be consummated on a date and at a time agreed upon by Buyer and Aon, but in no event later than the fifth (5th) business day after the date on which all of the conditions set forth in Articles IX and X have been satisfied or waived, at the offices of Sidley Austin LLP, One South Dearborn Street, Chicago, Illinois, or at such other time and place as shall be agreed upon by Buyer and Aon.  The time and date on which the Closing is actually held is referred to herein as the “Closing Date.”

Section 4.2            Payment on the Closing Date.  (a)  Subject to fulfillment or waiver (where permissible) of the conditions set forth in Article IX, at the Closing, Buyer shall pay to Aon or its designated Affiliate as required under applicable Requirements of Law an amount equal to the Base Purchase Price, plus (or, if a negative amount, minus the absolute value of) the Estimated Net Worth Adjustment Amount (the “Preliminary Purchase Price”), by wire transfer of immediately available funds to the bank account or accounts specified by Aon in accordance with paragraph (b) hereof.

(b)           Not less than five (5) business days prior to the Closing Date, Aon shall prepare and deliver to Buyer (i) the Estimated Closing Date Net Worth Statement, the Estimated Closing Balance Sheet and Aon’s calculation of the Estimated Net Worth Adjustment Amount based thereon, (ii) the amount of the Preliminary Purchase Price and (iii) the wire transfer instructions for Aon.

Section 4.3            Buyer’s Additional Closing Date Deliveries.  Subject to fulfillment or waiver (where permissible) of the conditions set forth in Article IX, at the Closing Buyer shall deliver to Aon, in addition to the Preliminary Purchase Price, all of the following:

(a)           Certificate of the secretary or an assistant secretary of Buyer, dated the Closing Date, in form and substance reasonably satisfactory to Aon, as to:  (i) the Certificate of Incorporation of Buyer; (ii) the By-Laws of Buyer; (iii) the resolutions of the Board of Directors of Buyer authorizing the execution and performance of this Agreement, any Buyer Ancillary Agreement and the transactions contemplated hereby and thereby; and (iv) incumbency and signatures of the officers of Buyer executing this Agreement and any Buyer Ancillary Agreement;

(b)           The certificate contemplated by Section 10.1, duly executed by a duly authorized officer of Buyer;

(c)           All consents, waivers and approvals that may be obtained by Buyer with respect to the consummation of the transactions contemplated by this Agreement or the Buyer Ancillary Agreements; and

(d)           Each Buyer Ancillary Agreement duly executed by Buyer or the Affiliate of Buyer party thereto.

Section 4.4            Aon’s Closing Date Deliveries.  Subject to fulfillment or waiver (where permissible) of the conditions set forth in Article X, at the Closing Aon shall deliver (or cause to be delivered) to Buyer all of the following:

(a)           Certificate of the secretary or an assistant secretary of Aon, dated the Closing Date, in form and substance reasonably satisfactory to Buyer, as to:  (i) the Certificate of Incorporation of Aon; (ii) the By-Laws of Aon; (iii) the resolutions of the Board of Directors of Aon authorizing the execution and performance of this Agreement, the Seller Ancillary Agreements and the transactions contemplated hereby and thereby; and (iv) the incumbency and signatures of the officers of Aon executing this Agreement and each Seller Ancillary Agreement;

(b)           Stock certificates representing all of the Shares, duly executed in blank or accompanied by duly executed instruments of transfer;

(c)           All consents, waivers and approvals that may be obtained by Aon with respect to the consummation of the transactions contemplated by this Agreement or the Seller Ancillary Agreements;

(d)           The certificates contemplated by Sections 9.1 and 9.5, duly executed by a duly authorized officer of Aon;

(e)           The written resignations of the directors of the Companies and the Subsidiaries specified in writing by Buyer, effective as of the Closing Date;

(f)            A good standing certificate (or its equivalent) of each of the Companies and each of the Subsidiaries issued by the applicable secretary of state or, in the case of Sterling, the insurance regulator of the State of Illinois, certified as of the Closing Date or a reasonably current date; and

(g)           Each Seller Ancillary Agreement duly executed by Aon or the Affiliate of Aon party thereto.

Section 4.5            Determination of the Net Worth Adjustment Amount.  (a)  On or before ninety (90) days following the Closing Date, Aon shall prepare and deliver to Buyer a report in a form substantially similar to the form of the Estimated Closing Date Net Worth Statement (the “Net Worth Adjustment Report”) setting forth Aon’s computation of Closing Date Net Worth based on Agreed Accounting Principles, consistently applied.  Buyer shall reasonably assist Aon in the preparation of the Net Worth Adjustment Report and shall provide Aon reasonable access at all reasonable times to the personnel, properties, books and records of the Companies and the Subsidiaries for such purpose.  In addition, Aon shall deliver the Final Closing Balance Sheet to Buyer on or before ninety (90) days following the Closing Date (together with a report of Ernst & Young LLP delivered in connection with its audit of the Final Closing Balance Sheet, which report Aon shall use its reasonable best efforts to cause to be unqualified).  The Final Closing Balance Sheet shall be prepared, to the extent consistent with GAAP, in accordance with Agreed Accounting Principles consistently applied, and shall be derived from, prepared using and consistent in all material respects with the Books and Records.

(b)           After delivery of the Net Worth Adjustment Report to Buyer, Buyer and/or a firm of independent public accountants designated by Buyer (“Buyer’s Accountants”) will be entitled to reasonable access during normal business hours to the relevant records and working papers of Aon and its accountants (“Aon’s Accountants”) to aid in their review of the Net Worth Adjustment Report.  The Net Worth Adjustment Report will be deemed to be accepted by and shall be conclusive for purposes of determining the Net Worth Adjustment Amount except to the extent, if any, that Buyer or Buyer’s Accountants shall have delivered within 30 days after the date on which the Net Worth Adjustment Report is delivered to Buyer, a written notice to Aon stating each and every item to which Buyer takes exception, specifying in reasonable detail the nature and extent of any such exception (it being understood that any portion of the Net Worth Adjustment Amount that is not disputed shall be paid promptly).  If a change proposed by Buyer is disputed by Aon, then Aon and Buyer shall negotiate in good faith to resolve such dispute.  If, after a period of 20 days following the date on which Buyer gives Aon notice of any such proposed change, any such proposed change still remains disputed, then Buyer and Aon shall together choose within five days an independent firm of public accountants of nationally-recognized standing (the “Accounting Firm”) to resolve any remaining disputes within 30 days after such Accounting Firm is engaged by Buyer and Aon.  The Accounting Firm shall act as an arbitrator to determine, based solely on presentations by Buyer and Aon, and not by independent review, only those issues still in dispute with respect to the Net Worth Adjustment Amount.  The decision of the Accounting Firm shall be final and binding and shall be in accordance with the provisions of this Section 4.5.  All of the fees and expenses of the Accounting Firm shall be borne by Buyer and Aon in the same proportion that the aggregate amount of the disputed items submitted to the Accounting Firm that are unsuccessfully disputed by Buyer and Aon, respectively (as finally determined by the Accounting Firm), bears to the total amount of items submitted to the Accounting Firm.

(c)           Within five (5) business days following the applicable Net Worth Adjustment Report Finalization Date, Aon and Buyer shall pay the following amounts as applicable.  Any Net Worth Adjustment Amount shall be paid as follows:

(i)            if the Estimated Closing Date Net Worth exceeds the Closing Date Net Worth, as calculated in accordance with this Section 4.5, Aon shall pay to Buyer the difference thereof by wire transfer of immediately available funds to an account specified in writing to Aon by Buyer; and

(ii)           if the Closing Date Net Worth, as calculated in accordance with this Section 4.5, exceeds the Estimated Closing Date Net Worth, Buyer shall pay to Aon the difference thereof by wire transfer of immediately available funds to an account or accounts specified in writing to Buyer by Aon.

Any payment required to be made pursuant to this Section 4.5(c) shall be made together with interest thereon from the Closing Date to the date of payment at the rate of interest per annum equal to thirty (30) day LIBOR in effect on the Closing Date as reported in The Wall Street Journal.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF AON

As an inducement to Buyer to enter into this Agreement and to consummate the transactions contemplated hereby, Aon represents and warrants to Buyer as of the date hereof and as of the Closing Date as follows:

Section 5.1            Organization of the Companies and the Subsidiaries.  Each of the Companies and the Subsidiaries has been duly formed and is validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation.  Each of the Companies and the Subsidiaries is duly qualified to transact business and is in good standing in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  Each of the Companies and the Subsidiaries has full corporate (or other organizational) power and authority to own or lease and operate its properties and assets and to carry on its business in the manner that it was conducted immediately prior to the date of this Agreement.  The state or jurisdiction of incorporation or organization of each of the Subsidiaries is set forth on Annex A hereto.  Except as set forth in Schedule 5.1, Sterling is not and has not been a “commercially domiciled insurer” under the laws of any jurisdiction, and it is not and has not been treated as domiciled in a jurisdiction other than its jurisdiction of incorporation.

Section 5.2            Capital Structure of the Companies and the Subsidiaries.  The authorized capital stock of Sterling consists of (i) 50,000 shares of Class A common stock, par value $250 per share, of which 10,000 shares are issued and outstanding and (ii) 50,000 shares of Class B common stock, par value $250 per share, none of which are issued and outstanding.  The authorized capital stock of Olympic consists of 500,000 shares of common stock, par value $0.10 per share, of which 187,000 shares are issued and outstanding.  All of the outstanding shares of capital stock or other equity interests of each of the Companies and the Subsidiaries are duly authorized, validly issued, fully paid and nonassessable and free of, and are not subject to and were not issued in violation of any purchase option, call option, right of first refusal or any subscription, preemptive, or similar rights.  All of the outstanding (i) shares of capital stock of Sterling are owned directly by CICA, (ii) shares of capital stock of Olympic are owned directly by ASG, (iii) shares of capital stock or other equity interests of CICA and ASG are owned directly or indirectly by Aon and (iv) shares of capital stock of each of the Subsidiaries are owned by Olympic as reflected in Annex A, in each case free and clear of all Encumbrances.  Except for this Agreement and except as set forth in Schedule 5.2, there are no agreements, arrangements, options, warrants, rights or commitments, contingent or otherwise, of any character relating to the issuance, sale, purchase, exchange, transfer or redemption of any shares of capital stock of, or other equity interests in, the Companies or any of the Subsidiaries and, except as set forth above, there are no outstanding or authorized shares of capital stock or other voting or equity securities of the Companies or the Subsidiaries (including any bonds, debentures, notes or other obligations which have the right to vote or which are convertible into, or exercisable or exchangeable for, securities having the right to vote with the shareholders of any of the Companies or any Subsidiary), or securities of the Companies or any of the Subsidiaries convertible into or exchangeable for shares of capital stock or voting securities of the Companies or the Subsidiaries, and no such shares or other equity interests are reserved for issuance.  Assuming Buyer has the requisite authority to be the lawful owner of the Shares, upon delivery to Buyer at Closing of certificates representing such Shares duly endorsed for transfer to Buyer, good and valid title to the Shares will pass to Buyer, free and clear of any Encumbrances.

Section 5.3            Subsidiaries and Investments.  Except for the Subsidiaries and as set forth in Schedule 5.3, neither the Companies nor any Subsidiary, directly or indirectly, owns or has the right to acquire any outstanding voting securities or other equity interests in any corporation, partnership, joint venture or other entity, organization or association, other than investment assets owned or held in the ordinary course of business.

Section 5.4            Authority of Aon; Conflicts.  (a)  Aon has full power and authority to (and to cause CICA, ASG and any of its other Affiliates, as applicable, to) execute, deliver and perform this Agreement and each of the Seller Ancillary Agreements.  The execution, delivery and performance of this Agreement and the Seller Ancillary Agreements by Aon and, as applicable, any Affiliates of Aon, have been duly authorized and approved by all necessary corporate or other entity action (including having been authorized and approved by Aon’s board of directors) and do not require any further authorization, action or consent of Aon, its Affiliates or their stockholders.  This Agreement has been duly authorized, executed and delivered by Aon and (assuming the valid authorization, execution and delivery by Buyer) is the legal, valid and binding obligation of Aon enforceable in accordance with its terms, and each of the Seller Ancillary Agreements has been duly authorized by Aon and any Affiliate of Aon which is a party thereto and upon execution and delivery by Aon or such Affiliate will be (assuming the valid authorization, execution and delivery by each of the other parties thereto) a legal, valid and binding obligation of Aon or such Affiliate enforceable in accordance with its terms, in each case subject to bankruptcy, insolvency, reorganization, moratorium and similar laws of general application relating to or affecting enforcement of creditors’ rights and to general equity principles.

(b)           Except as set forth in Schedule 5.4, neither the execution and delivery by Aon or any of its Affiliates of this Agreement or any of the Seller Ancillary Agreements or the consummation by Aon or such Affiliate of any of the transactions contemplated hereby or thereby nor compliance by Aon or such Affiliate with or fulfillment by Aon or such Affiliate of the terms, conditions and provisions hereof or thereof will:

(i)            assuming that all necessary consents, approvals, authorizations and other actions described in Section 5.4(b)(ii) have been obtained, all filings and notifications described in Schedule 5.4 have been made and any applicable waiting period has expired or been terminated, and except as may result from any facts or circumstances relating to Buyer (in its capacity as a purchaser of the Shares), result in a violation or breach of the terms, conditions or provisions of, or constitute, with or without notice, lapse of time or both, a default, an event of default or an event creating rights of acceleration, termination, vesting, payment, exercise, suspension, revocation or cancellation or a loss of rights or benefits under, or require the consent of any Person (other than an Administrative Authority) under or result in the creation or imposition of any Encumbrance upon Aon, any of the Shares or any of the assets or properties of Aon, the Companies or any Subsidiary, under (1) the certificate of incorporation or by-laws (or similar organizational documents) of Aon, the Companies or any Subsidiary, (2) any of the Business Agreements, (3) any note, instrument, mortgage, lease, franchise or financial obligation to which Aon, any of the Companies or any Subsidiary is a party or by which Aon, any of the Companies or any Subsidiary is bound, (4) any Court Order to which Aon, the Companies or any Subsidiary is a party or by which Aon, the Companies or any Subsidiary is bound, (5) any Requirements of Law affecting Aon, the Companies or any Subsidiary or (6) any Governmental Permit, other than, in the case of clauses (2), (3), (4), (5) and (6) above, any such violations, breaches, defaults, rights, loss of rights or Encumbrances that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or would not prevent the consummation of any of the transactions contemplated hereby or by the Seller Ancillary Agreements or that would result from Buyer’s failure to obtain approvals required by Administrative Authorities; or

(ii)           require the approval, consent, authorization or act of, or the making by Aon or any of its Affiliates, the Companies or any Subsidiary of any declaration, filing or registration with, any Administrative Authority except (1) in connection, or in compliance, with the provisions of the HSR Act, (2) acquisition of control statement filings and preacquisition statements required under applicable state insurance holding company system laws and regulations and any other insurance regulatory approvals, consents, filings or notices required by any applicable insurance Requirements of Law, (3) such filings as may be required in connection with the Taxes described in Section 8.1 and (4) such approvals, consents, authorizations, declarations, filings or registrations the failure of which to be obtained or made would not reasonably be expected to have a Material Adverse Effect or would not prevent the consummation of any of the transactions contemplated hereby.

Section 5.5            Financial Statements.  (a) Schedule 5.5 contains (i) the unaudited combined balance sheet of the Companies and the Subsidiaries as of December 31, 2006 (defined herein as the Balance Sheet) and the related unaudited combined statements of income and cash flows of the Companies and the Subsidiaries for the year then ended and (ii) the unaudited combined balance sheet of the Companies and the Subsidiaries as of June 30, 2007 and the related statements of income and cash flows for the six (6) months then ended (collectively, the “Financial Statements”).  Except as set forth therein and except as set forth in Schedule 5.5, the Financial Statements have been prepared in accordance, in all material respects, with GAAP (except that the Financial Statements do not contain footnotes), and such Financial Statements present fairly in accordance with GAAP, in all material respects, the financial position and results of operations of the Companies and the Subsidiaries, as of their respective dates and for the respective periods covered thereby subject, in the case of the financial statements referred to in clause (b), to normal year-end adjustments.

(b)           The Books and Records have been maintained, in all material respects, in accordance with sound business practices and applicable Requirements of Law.

Section 5.6            Operations Since Balance Sheet Date.  Except as set forth in Schedule 5.6, since June 30, 2007, there has been no Material Adverse Effect.  Except as set forth in Schedule 5.6, from June 30, 2007 through the date hereof, the Companies and the Subsidiaries have conducted their business in all material respects in the ordinary course of business consistent with past practice.  Without limiting the generality of the foregoing, from June 30, 2007 through the date hereof, except as set forth in Schedule 5.6, neither the Companies nor any Subsidiary has:

(a)           sold, leased (as lessor), materially modified any lease (as lessee), transferred or otherwise disposed of, or mortgaged or pledged, or imposed or suffered to be imposed any Encumbrance on, any of their Leased Real Property or any of the assets held on June 30, 2007 or any assets acquired by the Companies or such Subsidiary after June 30, 2007, except for (i) assets sold or otherwise disposed of in the ordinary course of business consistent with past practice and (ii) Permitted Encumbrances;

(b)           cancelled any debts owed them or made any loans, advances, capital contributions to, or investments in, or received any capital contributions from, any other Person, other than (i) for immaterial amounts in the ordinary course of business consistent with past practice or (ii) ordinary course investment portfolio transactions in accordance with investment guidelines that have been adopted by the Companies or the Subsidiaries on or prior to the date hereof;

(c)           created, incurred or assumed, or agreed to create, incur or assume, any indebtedness for borrowed money (other than money borrowed or advances from any of its Affiliates) or entered into, as lessee, any capitalized lease obligations (as defined in Statement of Financial Accounting Standards No. 13) or assumed, guaranteed or endorsed (whether directly or contingently) the obligations of any Person, or issued any debt securities other than (i) short-term borrowings in the ordinary course of business consistent with past practice and (ii) indebtedness of any of the Companies or Subsidiaries to any other Company or Subsidiary;

(d)           made any material change, or agreed to any change, in the compensation (including bonus payments) of its employees (excluding any arrangements that do not involve payments by the Companies or the Subsidiaries after the Closing), other than changes made in accordance with normal compensation practices or pursuant to existing contractual commitments and consistent with past compensation practices;

(e)           except as set forth in Schedule 5.18, instituted any material increase in any benefit provided under any profit-sharing, bonus, incentive, deferred compensation, insurance, pension, retirement, medical, hospital, disability, welfare or other benefits made available to employees of the Companies or such Subsidiary other than in the ordinary course of business consistent with past practices (excluding any arrangements that do not involve payments by the Companies or the Subsidiaries after the Closing);

(f)            made, or agreed to make, any distribution or other disposition of assets (other than cash or cash equivalents) to Aon or any of its Affiliates;

(g)           made any material change in the compensation of their employees, other than changes made in accordance with normal compensation practices or pursuant to existing contractual commitments and consistent with past compensation practices;

(h)           made any material change in the accounting policies, methods, principles or practices applied in the preparation of the Financial Statements or the Statutory Statements, unless such change was required by GAAP or SAP;

(i)            made any change in their charters or by-laws or issued any capital stock (or securities exchangeable, convertible or exercisable for capital stock), established any new branch or created any new subsidiary;

(j)            acquired (A) by merger or consolidation with, or by the purchase of all or a substantial portion of the assets or any stock of, or by any other manner, any business or any corporation, partnership, joint venture, limited liability company, association or other business organization or division thereof or (B) any assets that are material, in the aggregate, to the Companies and the Subsidiaries taken as a whole;

(k)           disposed of, permitted to lapse, waived, released or assigned any rights, or settled any material claims, with respect to any of its material Intellectual Property; or

(l)            amended any material reinsurance or coinsurance contract, whether as reinsurer or reinsured, in each case other than in the ordinary course of business consistent with past practice.

Section 5.7            Taxes.  (a) Except as set forth in Schedule 5.7, (i) all Tax Returns required to be filed by or with respect to each of the Companies and Subsidiaries have been timely filed in the manner prescribed by Requirements of Law, (ii) each such Tax Return has been prepared, in all material respects, in compliance with all applicable Requirements of Law, (iii) all Taxes shown to be due and payable on such Tax Returns or otherwise due by or with respect to each of the Companies and the Subsidiaries have been paid in full within the time and in the manner prescribed by Requirements of Law, (iv) no waiver in writing of a statute of limitations in respect of Taxes of or with respect to any of the Companies or the Subsidiaries is currently in effect, (v) no issues that have been raised in writing by the relevant taxing authority in connection with the examination of the Tax Returns referred to in clause (i) are currently pending, (vi) all deficiencies asserted or assessments made as a result of any examination of the Tax Returns referred to in clause (i) by a taxing authority have been paid in full, (vii) there are no liens for Taxes upon the assets of any of the Companies or Subsidiaries except liens constituting Permitted Encumbrances,  (viii) all Taxes which each of the Companies and the Subsidiaries or Aon (with respect to the Companies and Subsidiaries) are required by Requirements of Law to withhold or to collect for payment have been duly withheld and collected and have been paid to the appropriate governmental authority or, in accordance with GAAP, have been accrued, reserved against and entered on the books of the Companies and the Subsidiaries to the extent not yet due and payable, (ix) none of the Companies nor any Subsidiary is, or has been at any time during the applicable period specified in Code Section 897(c)(1)(A)(ii), a “United States real property holding corporation” within the meaning of Code Section 897(c)(2), and (x) since December 31, 2006, none of the Companies or Subsidiaries and no Person on behalf of the Companies or Subsidiaries has: (v) made or rescinded any material election relating to Taxes other than as mandated by Requirements of Law; (w) made a request for a material Tax ruling, other than the request for a private letter ruling filed with the IRS on August 3, 2007, relating to a proposed reorganization of the Companies and the Subsidiaries, or entered into any agreement with an Administrative Authority with respect to Tax matters, in each case, which could result in an adverse effect; (x) settled or compromised any claim, litigation, controversy or other proceeding relating to Taxes, to the extent the amount of such settlement is equal to or greater than $50,000; (y) filed any amendments to any previously filed Tax Returns that could adversely affect the Taxes of the Companies and Subsidiaries, or surrendered any right to claim a Tax refund or credit for Taxes in excess of $50,000 other than by expiration of the applicable statute of limitations; or (z) filed any Tax Return in a manner that is inconsistent with past custom and practice, except as may be required by a change in Requirements of Law.

(b)           Except as set forth on Schedule 5.7, (i) all Tax sharing arrangements and Tax indemnity arrangements relating to the Companies and the Subsidiaries (other than this Agreement) will terminate on or prior to the Closing Date and none of the Companies or the Subsidiaries will have any liability thereunder on or after the Closing Date, (ii) none of the Companies or Subsidiaries is subject to any liability or obligation to make any payment that will be non-deductible under Code Section 280G (or any corresponding provision of state, local or foreign Tax law), (iii) no claim has ever been made by a governmental authority in a jurisdiction where any Company or Subsidiary does not pay Tax or file Tax Returns that such Company or Subsidiary is or may be subject to Taxes assessed by such jurisdiction, (iv) the Companies and the Subsidiaries have not entered into (or participated in) (y) a “listed transaction” as defined in Treasury Regulation Section 1.6011-4(b) or any similar provision of state or local Requirements of Law for any taxable period for which the statute of limitations has not expired or (z) a “reportable transaction” as defined in Treasury Regulation Section 1.6011-4(b) or any similar provision of state or local Requirements of Law that has not been terminated or no is longer required to be reported to the IRS, (v) each of the Companies and each of the Subsidiaries is a member of an affiliated group (as such term is defined under Section 1504(a) of the Code) of which Aon is the common parent that has elected to file a consolidated United States federal income Tax return, (vi) no Company, Subsidiary, or Person on behalf of any of the Companies or Subsidiaries has made, is required to make or has agreed to make, or has received notice that proposes or threatens that it is required to make any change in method of accounting previously used by it in its most recently filed income or franchise Tax Return that has been provided to Buyer prior to the date hereof, which change in method would require a material adjustment in income pursuant to Section 481(a) of the Code (or any similar provision under the laws of any other jurisdiction) on any income or franchise Tax Returns to be filed by the Companies or Subsidiaries after the Closing, and there is no application pending with any Tax authority requesting permission by the Companies or Subsidiaries to make any material change in any accounting method, (vii) Sterling has computed its income and deductions pursuant to Sections 832 and 846 of the Code and any other applicable tax provision, (viii) since January 1, 2004, (x) neither Olympic nor any of the Subsidiaries has been or is subject to the provisions of Subtitle A, Chapter 1, Subchapter L of the Code, and (y) Sterling has (1) been taxed pursuant to Sections 831 through 848 of the Code and (2) properly determined its income in a manner consistent with all applicable statutory and regulatory authority, including Treasury Regulation Section 1.832-4, (ix) the Insurance Contracts or annuities sold, offered, maintained, insured, marketed, or assumed by the Companies or Subsidiaries that are subject to or are otherwise intended to qualify under Sections 72, 130, 401, 403, 408, 457, 817, 817A, 7702, or 7702A of the Code satisfy such provisions, (x) with respect to reinsurance contracts to which either Company or any of the Subsidiaries is a party, no facts, circumstances, or basis exists under which the IRS could make any reallocation, recharacterization or other adjustment under Section 845(a) of the Code, or make any adjustment arising from a determination that any reinsurance contract had or has a significant tax avoidance effect under Section 845(b) of the Code, and (xi) none of the Companies, Subsidiaries, or any predecessors of the Companies or Subsidiaries by merger or consolidation has since January 1, 2005, been a party to a transaction intended to qualify under Section 355 of the Code.

Notwithstanding anything to the contrary in this Agreement, nothing in this Section 5.7 shall cause Aon to be liable for any Taxes for which Aon is not expressly liable pursuant to Section 8.1.

Section 5.8            Governmental Permits.  Except as set forth in Schedule 5.8, the Companies and the Subsidiaries own, hold or possess all licenses (including insurance licenses), franchises, permits, privileges, immunities, certificates, variances, orders, consents, approvals and other authorizations from an Administrative Authority that are necessary to entitle them to own or lease, operate and use their properties or assets and to carry on and conduct their business as conducted on the date of this Agreement (herein collectively called “Governmental

Permits”), except for such Governmental Permits as to which the failure to so own, hold or possess would not reasonably be expected to have a Material Adverse Effect.  Except as set forth in Schedule 5.8, the Companies and the Subsidiaries have complied with all terms and conditions of the Governmental Permits, except where the failure to comply would not reasonably be expected to have a Material Adverse Effect.  Schedule 5.8 lists all jurisdictions in which Sterling is licensed to write insurance business, and Aon has made available to Buyer true and complete copies of each such license.  Except as set forth in Schedule 5.8, neither any Company nor any Subsidiary has received any written notice of any violation of any Governmental Permit.  No suspension, cancellation or non-renewal of any Governmental Permit is pending or, to the Knowledge of Aon, threatened.  The Companies and the Subsidiaries are not in violation or breach of, or default under, any Governmental Permit, except where such violation, breach or default would not reasonably be expected to result in a material change in the conduct of business of the entity subject to such Governmental Permit as currently conducted.

Section 5.9            Real Property.  Neither the Companies nor any of the Subsidiaries owns any real property.  Schedule 5.9 contains a list of each lease or similar agreement under which the Companies or any of the Subsidiaries is lessee of, or holds or operates, any real property, in whole or in part, owned by any third Person in excess of 4,000 square feet (the “Leased Real Property”).

Section 5.10         Personal Property Leases.  Schedule 5.10 contains, as of the date of this Agreement, a list of each lease or other agreement or right under which the Companies or any of the Subsidiaries is lessee of, or holds or operates, any machinery, equipment, vehicle or other tangible personal property owned by a third Person, except those which are terminable by the Companies or such Subsidiary without penalty on 90 days’ or less notice or which provide for annual rental payments of less than $250,000.

Section 5.11         Intellectual Property.  (a)  Schedule 5.11(a) contains a list of all Copyrights (other than Software), Patent Rights, Trademarks and material unregistered trademarks, service marks and trade names owned by or licensed to the Companies or the Subsidiaries which are material to the conduct of their business, as currently conducted.

(b)           Schedule 5.11(b) contains a list of all:  (i) Software owned by the Companies or the Subsidiaries; and (ii) Software other than Mass Software licensed by the Companies or the Subsidiaries, in each case which is material to the conduct of their business, as currently conducted.

(c)           Except as set forth in Schedule 5.11(c), to the Knowledge of Aon:  (i) the Companies and the Subsidiaries either:  (A) own the entire right, title and interest in and to the Intellectual Property which is material to the conduct of their business as currently conducted, including the Intellectual Property listed in Schedules 5.11(a) and 5.11(b), free and clear of all Encumbrances; or (B) have a contractual right or license in full force and effect to use the Intellectual Property which is material to the conduct of their business as currently conducted; and (ii) all material Intellectual Property licensed by the Companies or any of the Subsidiaries is being used in all material respects in accordance with the applicable license pursuant to which the Companies or such Subsidiary acquired the right to use such Intellectual Property.

(d)           Except as set forth in Schedule 5.11(d), to the Knowledge of Aon:  (i) all registrations for Copyrights, Patent Rights and Trademarks identified in Schedule 5.11(a) are valid and in force, and all applications to register any unregistered Copyrights, Patent Rights and Trademarks so identified are pending and in good standing, all without challenge of any kind; (ii) the Copyrights, Patent Rights and Trademarks (other than with respect to pending applications) owned by the Companies and the Subsidiaries are valid and in force; and (iii) the Companies and the Subsidiaries have the right to bring actions for infringement or unauthorized use of the Copyrights, Patent Rights, Trademarks and Software owned by the Companies and the Subsidiaries.

(e)           Except as set forth in Schedule 5.11(e), to the Knowledge of Aon: (i) no infringement, misappropriation or dilution by the Companies or any of the Subsidiaries of any Intellectual Property  of any other Person has occurred or resulted in any way from the conduct of their business between January 1, 2005 and the date hereof; and (ii) no other Person is infringing, misappropriating or diluting any material Intellectual Property owned by the Companies or any of the Subsidiaries.  Except as set forth on Schedule 5.11(e), no written notice of a claim of any infringement of any Intellectual Property of any other Person has been received by the Companies or the Subsidiaries in respect of the conduct of their business between January 1, 2004 and the date hereof.

(f)            Except as set forth in Schedule 5.11(f), as of the date hereof, no proceedings are pending against the Companies or the Subsidiaries or, to the Knowledge of Aon, threatened against the Companies or the Subsidiaries, which (i) challenge the validity or ownership of any material Intellectual Property owned by the Companies or any of the Subsidiaries and used in the conduct of their business as currently conducted; or (ii) challenge the use by the Companies or any of the Subsidiaries of any material Intellectual Property licensed by the Companies or any of the Subsidiaries in the conduct of their business as currently conducted.

(g)           Except as set forth in Schedule 5.11(g), to the extent commercially reasonable to do so or otherwise required by applicable Requirements of Law, the Companies and the Subsidiaries have established and are in compliance in all material respects with:  (i) commercially reasonable security programs designed to protect (A) the security and confidentiality of transactions executed through their computer systems, and (B) the security and confidentiality of all confidential or proprietary data in their possession; and (ii) commercially reasonable security policies and privacy policies.  Except as set forth in Schedule 5.11(g), to the Knowledge of Aon, neither the Companies nor any of the Subsidiaries have:  (x) suffered a material security breach with respect to their data or systems since January 1, 2005; or (y) been required to notify consumers or employees of any information security breach related to the information of such consumers or employees.

Section 5.12         Title to Tangible Property.  Except for assets disposed of in the ordinary course of business, the Companies and the Subsidiaries have good and marketable title to each item of equipment and other tangible personal property reflected on the Balance Sheet as owned by the Companies and the Subsidiaries, free and clear of all Encumbrances, except for Permitted Encumbrances.

Section 5.13         No Violation, Litigation or Regulatory Action.  Except as set forth in Schedule 5.13:

(a)           the Companies and the Subsidiaries have complied with all applicable Requirements of Law and Court Orders, other than those instances of noncompliance which would not reasonably be expected to have a Material Adverse Effect;

(b)           there is no action, suit, proceeding or investigation pending or, to the Knowledge of Aon, threatened against the Companies or any of the Subsidiaries (i) regarding whether any of the Companies or any Subsidiary has violated any applicable Requirements of Law or Court Orders, (ii) for which the liability alleged by the plaintiff exceeds $250,000 or seeks extra-contractual damages, (iii) for which class action status is sought by the plaintiff against any of the Companies or the Subsidiaries or (iv) that would reasonably expected to have, individually or in the aggregate, a Material Adverse Effect;

(c)           there is no action, suit, proceeding or investigation pending or, to the Knowledge of Aon, threatened that questions the legality of the transactions contemplated by this Agreement or any of the Seller Ancillary Agreements; and

(d)           there is no consent decree, settlement agreement or stipulation with an Administrative Authority in effect relating to the Companies’ or the Subsidiaries’ business.

None of the representations and warranties contained in Sections 5.13(a) or 5.13(b) shall be deemed to relate to Tax matters (which are governed by Section 5.7), ERISA and employee benefits matters (which are governed by Section 5.16) or Environmental Matters (which are governed by Section 5.17).

Section 5.14         Contracts.  Except as set forth in Schedule 5.14 or any other Schedule hereto, as of the date of this Agreement, neither the Companies nor any of the Subsidiaries is a party to or bound by:

(a)           any contract for the purchase by the Companies or such Subsidiary of supplies or equipment which the Companies or such Subsidiary reasonably anticipates will involve the annual payment of more than $250,000 after the date hereof;

(b)           any contract (other than insurance or reinsurance contracts or agreements) that involves the annual payment by the Companies or such Subsidiary of more than $250,000 or receipt of annual revenues by the Companies or such Subsidiary of more than $250,000;

(c)           any loan agreements, promissory notes, indentures, bonds, security agreements, guarantees or obligations for borrowed money or other instruments involving indebtedness in excess of $250,000 (excluding intercompany indebtedness and non-trade accounts);

(d)           any partnership, joint venture or other similar agreement or arrangement with any entity other than the Companies or one of the Subsidiaries;

(e)           any agreement containing any covenant or provision prohibiting or limiting the ability of any of the Companies or any Subsidiary from conducting, in any material respect, its business as currently conducted, including (i) selling any product or service, (ii) engaging in any line or type of business and (iii) competing with or obtaining products or services from any Person or limiting the ability of or prohibiting any Person from competing with or providing products or services to any of the Companies or the Subsidiaries, in each case excluding agreements that would not bind the Companies or the Subsidiaries following the Closing;

(f)            any agreement providing for indemnification of any officer or director of any the Companies or the Subsidiaries (other than certificates of incorporation, bylaws or other similar organizational documents);

(g)           any agreement for the acquisition or sale, directly or indirectly (by merger or otherwise) of assets (whether tangible or intangible) other than in the ordinary course of business consistent with past practice, or the securities of another Person and any agreement providing for an obligation to provide funds to, or make an investment in, any Person;

(h)           any written agreement with Aon or any of its Affiliates; or

(i)            any agreement that is an outstanding power of attorney or provides for an obligation of any Company or Subsidiary (whether absolute, accrued, contingent or otherwise) as guarantor, surety, co-signer, endorser, co-maker, indemnitor or otherwise in respect of any Person that would reasonably be expected to result in payments in excess of $250,000.

Section 5.15         Status of Contracts.  Except as set forth in Schedule 5.15, each of the leases, contracts, licenses and other agreements listed in Schedules 5.9, 5.10, 5.14 and 5.18 (collectively, the “Business Agreements”) is in full force and effect, except where the failure to be in full force and effect would not reasonably be expected to have a Material Adverse Effect.  The Companies and the Subsidiaries have in all material respects performed and complied with all obligations required to be performed or complied with by such Company or Subsidiary under such agreement, and, to the Knowledge of Aon, each other party thereto has in all material respects performed and complied with its obligations thereunder.  Neither of the Companies nor any of the Subsidiaries is in, or, to the Knowledge of Aon, alleged to be in, breach or default under any of the Business Agreements and, to the Knowledge of Aon, no event has occurred that, with or without the giving of notice, lapse of time or both, would constitute a material default thereunder by the Companies, the Subsidiaries or any other party thereto, or would permit a material modification, acceleration or termination thereof other than those breaches or defaults which would not reasonably be expected to have a Material Adverse Effect.    Aon has made available to Buyer a true and correct copy of each Business Agreement.  Except as set forth in Schedule 5.15, any contract between any Company or Subsidiary and any of their Affiliates that is required to be filed with any insurance regulator or other Administrative Authority has been so filed.  All such contracts are in full force and effect in accordance with their terms and each party to such contract is in material compliance with its obligations thereunder.

Section 5.16         ERISA.  (a)  Welfare Plans and Pension Plans.  Each Welfare Plan and Pension Plan in which employees of the Companies or a Subsidiary participate is listed in Schedule 5.16(a) (each, a “Company Plan”), and Aon has made available to Buyer either a true and correct copy of each such plan or a summary plan description used in connection with such plan.  To the Knowledge of Aon, with respect to each Welfare Plan and Pension Plan in which employees of the Companies or a Subsidiary participate, (i) such plan has been maintained and operated in compliance with the applicable requirements of the Code, ERISA, the regulations issued thereunder and any other Requirements of Law and (ii) no litigation or asserted claims against the Companies exist with respect to any such plan (other than claims for benefits in the normal course of business) which, in the case of clause (i) or (ii), would reasonably be expected to have a Material Adverse Effect.  The Companies and the Subsidiaries do not have, and have never had, any obligation to contribute to any Multiemployer Plan or union-sponsored welfare fund with respect to its employees.  None of the Companies, the Subsidiaries or any of their ERISA Affiliates has incurred or would reasonably be expected to incur any liability under or pursuant to Title IV of ERISA that would reasonably be expected to have a Material Adverse Effect.

(b)           Other Material Employee Benefits and Agreements.  Any material employee benefits or employment and compensation agreements or arrangements for employees and directors (other than those provided through the Welfare Plans and Pension Plans listed in Schedule 5.16(a)) which are in effect on the Closing Date and as to which the Companies or a Subsidiary has or may have in the future any liability (other than regular wages or salary), such as any bonus, incentive or annual profit sharing programs, any fringe benefits described in Section 132 of the Code, any educational assistance plans under Section 127 of the Code and any dependent care assistance plans under Section 129 of the Code, are listed in Schedule 5.16(b), and any written description of any such employee benefit has been made available to Buyer by Aon.  Schedule 5.16(b) identifies each such material employee benefit and employment and compensation agreement or arrangement that is sponsored or maintained by the Companies or a Subsidiary for their respective employees or directors.

(c)           Each Company Plan which is intended to be qualified under Section 401(a) of the Code, and the trust (if any) forming a part thereof, is so qualified and has received a current favorable determination letter from the IRS and no event has occurred and no condition exists which would reasonably be expected to adversely affect such favorable determination.

(d)           There have been no non-exempt “prohibited transactions,” as described in Section 4975 of the Code or Title I, Subtitle B of ERISA, involving any Company Plan and there are no facts or circumstances which could give rise to any tax imposed by Section 4975 of the Code with respect to which the Companies or a Subsidiary would reasonably be expected to incur a liability, which liability would reasonably be expected to have a Material Adverse Effect.

(e)           All Company Plans that are subject to Section 409A of the Code have been operated in good faith compliance with Section 409A of the Code in all material respects.

(f)            The disallowance of a deduction under Section 162(m) of the Code will not apply to any amount paid or payable by the Companies or the Subsidiaries under any Company Plan currently in effect to the extent such disallowance is the result of the subject employee being a “covered employee” as such term is defined in Section 162(m) of the Code while either of the Companies was a subsidiary of Aon.

Section 5.17         Environmental Matters.  Except as set forth in Schedule 5.17,

(a)           to the Knowledge of Aon, the Companies and the Subsidiaries are in compliance in all material respects with applicable Environmental Laws;

(b)           neither the Companies nor any of the Subsidiaries is subject to any judicial or administrative proceeding, order, judgment, decree or settlement alleging or addressing a violation of or liability under any Environmental Law, which proceeding, order, judgment, decree or settlement would reasonably be expected to have a Material Adverse Effect;

(c)           to the Knowledge of Aon, since January 1, 2002, neither the Companies nor any of the Subsidiaries has received any written notice or claim to the effect that it is or may be liable to any Person (including any Administrative Authority) as a result of the Release of a Hazardous Material or a violation of any applicable Environmental Law and, to the Knowledge of Aon, there are no such claims threatened against the Companies or any of the Subsidiaries, in either case, which notice or claim would reasonably be expected to have a Material Adverse Effect;

(d)           (i) neither the Companies nor any of the Subsidiaries has disposed of or Released any Hazardous Materials on Leased Real Property; (ii) to the Knowledge of Aon, no third Person has Released any Hazardous Materials on Leased Real Property, and (iii) to the Knowledge of Aon, there are no environmental conditions at any Leased Real Property which, in the case of clauses (i) – (iii) above, would reasonably be expected to give rise to a material liability on the part of the Companies or any of the Subsidiaries under Environmental Laws, or would reasonably be expected to have a Material Adverse Effect;

(e)           there are no environmental audits, assessments or investigation reports with respect to the Leased Real Property in the possession or custody of the Companies or any of the Subsidiaries that have not been made available to Buyer; and

(f)            to the Knowledge of Aon, none of the Companies nor any of the Subsidiaries has contractually retained or assumed any Liability under Environmental Laws.

The representations and warranties set forth in this Section 5.17 are Aon’s sole and exclusive representations regarding Environmental Matters.

Section 5.18         Employee Relations and Agreements.  (a)  Schedule 5.18 contains a true and complete listing of each employee of the Companies and the Subsidiaries whose base compensation exceeded $100,000 during the twelve months ended December 31, 2006, along with their base salary and bonus during such period.  Since June 30, 2007, except as disclosed in Schedule 5.18 or as has occurred in the ordinary course of business and consistent with past practice (including as to timing and amount), neither the Companies nor any Subsidiary has:  (i) materially increased the cash compensation payable or to become payable to or for the benefit of any of its employees; (ii) provided any of its employees with materially increased security or tenure of employment; (iii) materially increased the amount payable to any of its employees upon the termination of such persons’ employment; or (iv) materially increased, augmented or improved benefits granted to or for the benefit of its employees under any bonus, profit sharing, pension, retirement, deferred compensation, insurance or other direct or indirect benefit plan or arrangement.

(b)           Neither any of the Companies nor any of the Subsidiaries is a party to or is bound by any collective bargaining agreement or any labor union contract, nor are there any activities or proceedings, including a demand for recognition or certification, whether before the National Labor Relations Board or any other labor relations tribunal or authority, of any labor union or group of employees to organize any employees of the Companies or any of the Subsidiaries or compel any Company or Subsidiary to bargain with any labor union or labor organization.

(c)           No union or similar organization represents employees of the Companies or the Subsidiaries and, to the Knowledge of Aon, no such organization is attempting to organize such employees.

(d)           Except as set forth in Schedule 5.18, no director, officer or employee of the Companies or any of the Subsidiaries is a party to any employment or other agreement with the Companies or the Subsidiaries that entitles him or her to compensation or other consideration upon the acquisition by any Person of Control of the Companies or the Subsidiaries.

Section 5.19         No Undisclosed Liabilities.  Neither any of the Companies nor any Subsidiary was subject to any liability or has any obligations, whether absolute, contingent, unasserted, accrued or otherwise and whether due or to become due, other than liabilities or obligations (i) to the extent reflected on, or reserved against in, the Balance Sheet or the Statutory Statements (including notes thereto), (ii) to the extent set forth in Schedule 5.19, (iii) that are not in excess of $1,000,000 in the aggregate, (iv) arising under any lease, license, contract or other agreement (including policy or contract claims or other insurance policy liabilities) to which either of the Companies or any Subsidiary is a party or otherwise bound, (v) incurred since June 30, 2007 in the ordinary course of business consistent with past practice (including policy or contract claims or other insurance policy liabilities) or (vi) which, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.  Notwithstanding the foregoing, Aon makes no representation or warranty in this Section 5.19 with respect to subject matter for which a specific representation or warranty has been made under any of the other representations and warranties of Aon contained in this Agreement.

Section 5.20         Sufficiency of Assets.  Except as set forth in Schedule 5.20, the assets and properties of the Companies and the Subsidiaries constitute all of the assets and properties necessary to operate the business of the Companies and the Subsidiaries as heretofore conducted by the Companies and the Subsidiaries, other than (i) assets that, individually and in the aggregate, are not material to such business and (ii) assets and properties being provided pursuant to the Aon Transition Services Agreement.  Nothing in this Section 5.20 constitutes a representation or warranty with respect to title or the condition of any assets or properties (whether real or personal, tangible or intangible, owned, leased or held under license), any and all representations or warranties with respect to which are set forth in other sections of this Article V.

Section 5.21         Insurance.  Aon currently maintains policies covering the Companies and the Subsidiaries in respect of fire and extended coverage and casualty, liability and other forms of insurance in such amounts and against such risks and losses, and including such levels of self-insured retention, as are in their judgment prudent and shall use reasonable efforts to keep such insurance or comparable insurance in full force and effect through the Closing Date.

Section 5.22         Regulatory Filings.  (a) Aon has heretofore made available for inspection by Buyer (i) the Statutory Statements filed by Sterling since December 31, 2005 and (ii) complete copies of all filings of Sterling made since January 1, 2006 with an insurance regulatory Administrative Authority pursuant to any applicable holding company systems act.  The Statutory Statements present fairly in accordance with SAP, in all material respects, the financial condition and results of operations of Sterling as of their respective dates and for the respective periods covered thereby.  Except as set forth in Schedule 5.22, there are no permitted practices granted by an Administrative Authority utilized in the preparation of the Statutory Statements.

(b)           Sterling has filed or submitted on a timely basis all Statutory Statements and audited financial information required to be filed with or submitted to applicable Administrative Authorities in its respective state of domicile and of any state where it is licensed or from which it has received a Governmental Permit, and no material deficiency has been asserted in writing with respect to such Statutory Statements or financial information by the applicable Administrative Authorities which has not been cured, waived or otherwise resolved to the material satisfaction of such Administrative Authority.

(c)           Sterling has (i) timely paid all guaranty association assessments that are due, or claimed or asserted by any state guaranty association or by any insurance regulatory authority to be due and (ii) provided for all such assessments in the Statutory Statements to the extent necessary to be in conformity with SAP.

Section 5.23         Reinsurance Agreements.  Schedule 5.23 sets forth a complete and accurate list of all reinsurance agreements to which Sterling is a party, copies of which have been made available to Buyer.  Except as set forth in Schedule 5.23, neither Sterling nor the reinsurer or ceding company, as the case may be, under any reinsurance contract to which Sterling is a party and currently in force has given notice of termination (provisional or otherwise) in respect of such contract.  Neither Sterling nor, to the Knowledge of Aon, any such reinsurer or ceding company is in material default under any such reinsurance agreement.  Except as set forth in Schedule 5.23, Sterling is entitled to take full credit on its statutory financial statements filed with state insurance regulatory authorities with respect to any such reinsurance contract.

Section 5.24         Insurance Matters.  (a) Producers.  Except as set forth in Schedule 5.24, to the Knowledge of Aon, each employee of Sterling and each other Person performing the duties of insurance producer, agency, agent, managing general agent, broker or solicitor for Sterling (collectively, “Producers”), was duly licensed as an insurance producer, managing general agent, broker or solicitor, as applicable (for the type of business written, sold, or produced by such Producer at the time such Producer wrote, sold, or produced business or performed such other act for or on behalf of Sterling that may require a producer’s, solicitor’s, broker’s or other insurance license), as may be required by any Requirements of Law, in each case, with such exceptions as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect.  Sterling has implemented procedures and programs that are reasonably designed to ensure that its Producers are in compliance with all Requirements of Law relating to advertising, licensing and sales practices.

(b)           Rates and Forms.  Except as set forth in Schedule 5.24, all insurance policy forms issued by Sterling (“Insurance Contracts”) are, to the extent required by Requirements of Law, on forms approved by all applicable Administrative Authorities or filed with and not objected to by such Administrative Authorities within the period provided by Requirements of Law for objection, subject to such exceptions as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  Except as indicated in Schedule 5.24, all such forms comply in all material respects with Requirements of Law.  Except as set forth in Schedule 5.24, any Insurance Contract that is required to be filed with or approved by any Administrative Authority has been so filed or approved, subject to such exceptions as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  Except as set forth in Schedule 5.24, there are no in-force Insurance Contracts of Sterling under which the holders or owners of such Insurance Contracts have any rights with respect to dividends, surplus, profit participation or voting.

(c)           Sales and Marketing.  Except as set forth in Schedule 5.24 or except where the failure to do so would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, Sterling and, to the Knowledge of Aon, each of Sterling’s Producers, as applicable, has marketed, sold and issued the Insurance Contracts in compliance with all Requirements of Law relating to (i) suitability of sales and replacement of policies, (ii) the disclosure of the nature of insurance products as policies of insurance, (iii) the use of unfair methods of competition and deceptive acts or practices relating to the advertising, sales and marketing of insurance, annuities or guaranteed investment contracts, (iv) disclosure, filing and other requirements with respect to any variation in premiums or other charges resulting from the time at which such premiums or charges are paid and (v) the underwriting, rating, non-renewal, cancellation or replacement of insurance policies.  To the Knowledge of Aon, except as set forth in Schedule 5.24, (i) Sterling and its respective Producers are not subject to any market conduct claim or complaint by an Administrative Authority and (ii) Sterling has not received written notice from an Administrative Authority of any action by Sterling or its respective Producers that would reasonably be expected to give rise to a market conduct claim by an Administrative Authority.

(d)           Actuarial Reports.  Prior to the date hereof, Aon has made available to Buyer a true and complete copy of all material actuarial reports prepared by independent actuaries from and after January 1, 2006, with respect to Sterling and all material attachments, addenda, supplements and modifications thereto.

(e)           Reserves.  Except as set forth in Schedule 5.24, the policy reserves and other actuarial amounts of Sterling as reported in the Statutory Statements for Sterling for the

2006 and 2007 fiscal years were determined in all material respects in accordance with generally accepted actuarial standards, consistently applied, and such reserve amounts met, in all material respects, the applicable Requirements of Law for Sterling’s jurisdiction of domicile.

(f)            Finite Insurance.  All of the Reinsurance Agreements, as of the date of their inception or, if applicable, the date of their most recent amendment, satisfied the requisite risk transfer criteria necessary to obtain reinsurance accounting treatment under FAS 113 and SSAP 62, as applicable to the Company that is a party to such Reinsurance Agreement.

Section 5.25         Medicare Advantage.  Except as set forth in Schedule 5.25,

(a)           the contracts between Sterling and CMS numbered H5006, H5606, H5839, H5962 and S4802 are (i) in full force and effect and (ii) comply with the requirements of 42 U.S.C. §§ 1395w-1 et seq. and 42 CFR 422.500 et seq.;

(b)           the corrective action plan requests and recommendations by CMS in its Auditing Report dated August 14, 2006 have been completed and satisfied by Sterling, and Sterling has received no notice from CMS of additional or continuing deficiencies under such report in the operations of its Medicare Advantage Private Fee for Service Plans; and

(c)           since August 1, 2007, Sterling has received no written notice from CMS of deficiencies in the operations of its Medicare Advantage Prescription Drug Plans.

Section 5.26         No Brokers.  Except for the services of Aon Capital Markets, LLC, Merrill Lynch & Co., Inc. and Credit Suisse Securities (USA) LLC, none of the Companies, any Subsidiary or any Person acting on their behalf has paid or become obligated to pay any fee or commission to any broker, finder or intermediary for or on account of the transactions contemplated by this Agreement.  Aon is solely responsible for any payment, fee or commission that may be due to Aon Capital Markets, LLC, Merrill Lynch & Co., Inc. and Credit Suisse Securities (USA) LLC in connection with the transactions contemplated hereby.

ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF BUYER

As an inducement to Aon to enter into this Agreement and to consummate the transactions contemplated hereby, Buyer hereby represents and warrants to Aon as of the date hereof and as of the Closing Date as follows:

Section 6.1            Organization of Buyer.  Buyer is a corporation which has been duly incorporated and is validly existing and in good standing under the laws of the State of Delaware.  Buyer has full corporate (or other organizational) power and authority to own or lease and operate its properties and assets and to carry on its business in the manner that it is conducted as of the date of this Agreement.

Section 6.2            Authority of Buyer; Conflicts.  (a)  Buyer has full power and authority to execute, deliver and perform this Agreement and each of the Buyer Ancillary Agreements.  The execution, delivery and performance of this Agreement and the Buyer Ancillary Agreements by Buyer have been duly and validly authorized and approved by all necessary corporate action

(including having been authorized and approved by Buyer’s board of directors) and do not require any further authorization, action or consent of Buyer or its stockholders.  This Agreement has been duly authorized, executed and delivered by Buyer and (assuming the valid authorization, execution and delivery by Aon) is the legal, valid and binding obligation of Buyer enforceable in accordance with its terms, and each of the Buyer Ancillary Agreements has been duly authorized by Buyer and upon execution and delivery by Buyer will be (assuming the valid authorization, execution and delivery by each of the other parties thereto) a legal, valid and binding obligation of Buyer enforceable in accordance with its terms, in each case subject to bankruptcy, insolvency, reorganization, moratorium and similar laws of general application relating to or affecting enforcement of creditors’ rights and to general equity principles.

(b)           Neither the execution and delivery by Buyer of this Agreement or any of the Buyer Ancillary Agreements or the consummation by Buyer of any of the transactions contemplated hereby or thereby nor compliance by Buyer with or fulfillment by Buyer of the terms, conditions and provisions hereof or thereof will:

(i)            assuming that all necessary consents, approvals, authorizations and other actions described in Section 6.2(b)(ii) have been obtained, all filings and notifications described in Section 6.2(b)(ii) have been made and any applicable waiting period has expired or been terminated, result in a violation or breach of the terms, conditions or provisions of, or constitute, with or without notice, lapse of time or both, a default, an event of default or an event creating rights of acceleration, termination, vesting, payment, exercise, suspension, revocation or cancellation or a loss of rights or benefits under, or require the consent of any Person under or result in the creation or imposition of any Encumbrance upon Buyer or any of the assets or properties of Buyer, under (1) the certificate of incorporation or by-laws (or similar organizational documents) of Buyer, (2) any note, instrument, mortgage, lease, lien, contract, agreement, license, permit, franchise or financial obligation to which Buyer is a party or by which Buyer is bound, (3) any Court Order to which Buyer is a party or by which it is bound, (4) any Requirements of Law affecting Buyer, or (5) all licenses (including insurance licenses), franchises, permits, privileges, immunities, certificates, variances, orders, consents, approvals and other authorizations from an Administrative Authority that are necessary to entitle Buyer to own or lease, operate and use its properties or assets and to carry on and conduct its business as conducted on the date of this Agreement, other than, in the case of clauses (2), (3), (4) and (5) above, any such violations, breaches, defaults, rights or loss of rights or Encumbrances that would not materially impair the ability of Buyer to perform its obligations hereunder or prevent the consummation of any of the transactions contemplated hereby, or

(ii)           require the approval, consent, authorization or act of, or the making by Buyer of any declaration, filing or registration with, any Administrative Authority, except for (1) in connection, or in compliance, with the provisions of the HSR Act, (2) acquisition of control statement filings and preacquisition statements required under applicable state insurance holding company system laws and regulations and any other insurance regulatory approvals, consents, filings or notices required by any applicable insurance Requirements of Law, (3) such filings as may be required in connection with the Taxes described in Section 8.1(a) and (4) such approvals, consents, authorizations, declarations, filings or registrations the failure of which to be obtained or made would not materially impair the ability of Buyer to perform its obligations hereunder or prevent the consummation of any of the transactions contemplated hereby.

Section 6.3            No Violation, Litigation or Regulatory Action.

(a)           Buyer has complied in all material respects with all applicable Requirements of Law and Court Orders, other than those instances of noncompliance which would not reasonably be expected to materially impair the ability of Buyer to perform its obligations hereunder;

(b)           there is no action, suit, proceeding or investigation pending or, to the knowledge of Buyer, threatened against Buyer regarding whether Buyer has violated any applicable Requirements of Law or Court Orders which are reasonably expected to materially impair the ability of Buyer to perform its obligations hereunder; and

(c)           there is no action, suit, proceeding or investigation pending or, to the knowledge of Buyer, threatened that questions the legality of the transactions contemplated by this Agreement or any of the Buyer Ancillary Agreements.

Section 6.4            Investment Intent.  Buyer is acquiring the Shares as an investment for its own account and not with a view to the distribution thereof.

Section 6.5            Financial Ability.  Buyer has the financial ability to consummate the transactions contemplated by this Agreement.

Section 6.6            No Brokers.    Neither Buyer nor any Person acting on its behalf has paid or become obligated to pay any fee or commission to any broker, finder or intermediary for or on account of the transactions contemplated by this Agreement.

ARTICLE VII
ACTION PRIOR TO THE CLOSING DATE

The respective parties hereto covenant and agree to take the following actions between the date hereof and the Closing Date:

Section 7.1            Access to Information.  Aon shall and shall cause the Companies and the Subsidiaries to afford to the officers, employees and authorized representatives of Buyer (including independent public accountants and attorneys) reasonable access and shall permit Buyer to make such reasonable inspections and reviews, in each case during normal business hours, upon reasonable advance notice, to the offices, properties, employees, agents and business and financial records (including books, contracts, records, computer files, retrieval programs and similar documentation) of the Companies and the Subsidiaries and shall furnish or cause to be furnished to Buyer or its authorized representatives such additional information concerning the Companies and the Subsidiaries as shall be reasonably requested; provided, however, that:  (i) Aon, the Companies and the Subsidiaries shall not be required to violate any Requirements of Law (including the HSR Act), Court Order or obligation of confidentiality to which Aon, the Companies or any Subsidiary is subject or to waive any privilege which any of them may possess in discharging their obligations pursuant to this Section 7.1 and (ii) Buyer shall not, without the prior written consent of Aon, which consent shall not be unreasonably withheld or delayed, contact or communicate with any vendor, customer, employee, independent contractor or other business partner of the Companies and the Subsidiaries with respect to or in connection with the transactions contemplated by this Agreement.  Buyer agrees that:  (A) such investigation shall be conducted in such a manner as not to interfere unreasonably with the operations of Aon, the Companies and the Subsidiaries; (B) all requests by Buyer for access or availability pursuant to this Section 7.1 shall be submitted or directed exclusively to an individual to be designated by Aon; and (C) Aon, the Companies and the Subsidiaries shall not be required to provide any books and records or reports based thereon that they do not maintain or prepare in the ordinary course of their business.  Notwithstanding the foregoing, the obligations of Aon pursuant to this Section 7.1 shall be subject to the right of Aon to determine, in its reasonable discretion, the appropriate timing of the disclosure of information it deems privileged information.  Except as set forth in Articles IX and X, no investigation made pursuant to this Section 7.1, and no matter disclosed pursuant to Section 7.2, shall affect any representation or warranty in this Agreement or any condition to the obligations of the parties hereunder to consummate the transactions contemplated hereby.  The parties shall act at all times in accordance with the terms and provisions of the Confidentiality Agreement.

Section 7.2            Notification.  Each of Buyer and Aon shall promptly notify the other of any (i) action, suit or proceeding that shall be instituted or threatened against such party to restrain, prohibit or otherwise challenge the legality of any transaction contemplated by this Agreement, the Buyer Ancillary Agreements or the Seller Ancillary Agreements or (ii) event or matter that becomes known to such party and would cause any closing condition contained in this Agreement not to be satisfied.  Each party hereto shall promptly notify the other of any lawsuit, claim, proceeding or investigation that may be threatened, brought, asserted or commenced against the Companies, any Subsidiary, Aon or Buyer, as the case may be, that would have been listed in Schedule 5.13 or Schedule 6.3, as the case may be, if such lawsuit, claim, proceeding or investigation had arisen prior to the date hereof.  If such party fails to notify the other party under this Section 7.2, (i) such non-breaching party shall only be entitled to seek indemnification for breach of this Section 7.2 if and to the extent such non-breaching party is otherwise entitled to indemnification pursuant to Section 11.1(a)(i) or 11.2(a)(i), as the case may be, for breach of a representation and warranty, and the limits (if any) set forth in Section 11.1(a) or 11.2(a), as the case may be, shall apply to any such indemnification and (ii) a failure to comply with this Section 7.2 shall not cause the failure of any condition set forth in Article IX or X to be satisfied unless the underlying change, event or development would independently result in the failure of a condition set forth in Article IX or X to be satisfied.

Section 7.3            Consents of Third Parties; Governmental Approvals.  (a)  Aon and Buyer shall each use its respective reasonable best efforts to secure, before the Closing Date, (i) the assignment or, if any such assignment can not be obtained, the sublease to Sterling, Olympic or Buyer, as applicable, of the leases set forth on Schedule 7.3(a) and (ii) the consent, approval, waiver or sublicense, in form and substance reasonably satisfactory to the other party (each, a “Third Party Consent”), required to be obtained from any third party (other than an Administrative Authority) to consummate the transactions contemplated by this Agreement.  The costs of obtaining such Third Party Consents or commercially reasonable substitutes satisfactory to both parties shall be shared equally by Aon and Buyer.

(b)           During the period prior to the Closing Date, Buyer and Aon shall each use its respective reasonable best efforts and will cooperate with the other party, in attempting to secure any consents and approvals of any Administrative Authority required to be obtained, and to do or cause to be done all things necessary, proper or advisable under Requirements of Law, in order to permit the consummation of the transactions contemplated by this Agreement in the most expeditious manner practicable, including approvals and consents from state departments of insurance having or asserting jurisdiction over the Companies, or to otherwise satisfy the conditions set forth in Sections 9.3 and 10.3.  In connection therewith, Buyer shall use its reasonable best efforts to make all such filings as promptly as practicable after the date hereof.  Prior to filing any materials or documents with any Administrative Authority, each party shall afford the other party a reasonable opportunity to review and comment on such materials or documents.

(c)           Buyer and Aon shall use their reasonable best efforts to file as promptly as practicable after the date hereof with the Federal Trade Commission and the Antitrust Division of the Department of Justice the notifications and other information required to be filed under the HSR Act.  Each party warrants that all such filings by it will be, as of the date filed, true and accurate in all material respects and in material compliance with the requirements of the HSR Act.  Each of Buyer and Aon agrees to file any additional information requested by such Administrative Authorities agencies under the HSR Act, to make available to the other such information as each of them may reasonably request relative to its business, assets and properties as may be required of each of them to file such additional information and to take all other actions necessary to cause the expiration or termination of the applicable waiting period under the HSR Act as soon as practicable after the date hereof.

(d)           Each of Buyer and Aon shall (i) permit the other party and such party’s outside counsel to review in advance any proposed communication by such party to any Administrative Authority relating to the subject matter of this Agreement, (ii) promptly notify the other party of any material communication it or any of its Affiliates receives from any Administrative Authority relating to such matters and (iii) provide to the other copies of all material correspondence, filings or communications between it (or its advisors) and any such Administrative Authority relating to this Agreement or any of the matters described in this Section 7.3(d); provided, that such correspondence does not contain or reveal confidential information of Buyer, the Companies, any Subsidiary or any of their respective Affiliates.  Neither Buyer nor Aon shall agree to participate in any meeting with any Administrative Authority (including via telephone or conference call) in respect of any filings, investigation or other inquiry unless it consults with the other in advance and, to the extent practicable, reasonable and permitted by such Administrative Authority, gives the other the opportunity to attend and participate at such meeting.  If any Administrative Authority requires that a hearing be held in connection with its approval of the transactions contemplated hereby, each party shall use its reasonable best efforts to arrange for such hearing to be held promptly.

(e)           In furtherance and not in limitation of the foregoing, Buyer shall use its reasonable best efforts to take any and all steps necessary to avoid or eliminate impediments or objections, if any, that may be asserted with respect to the transactions contemplated by this Agreement under any antitrust or trade regulatory Requirements of Law of any Administrative Authority so as to enable the parties hereto to close the transactions contemplated hereby as promptly as practicable.  Notwithstanding the foregoing, Buyer shall not be required to consent to a condition or burden imposed by any Administrative Authority if such condition or burden would materially and adversely affect the business or operations of Buyer and its Affiliates (including the Companies and the Subsidiaries).

(f)            In addition, each of Buyer and Aon shall use its reasonable best efforts to defend through litigation on the merits any claim asserted in court by any party in order to avoid entry of, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary or permanent) that would prevent the consummation of the Closing.

Section 7.4            Operations Prior to the Closing Date.  (a)  Except as set forth in Schedule 7.4, except as expressly contemplated by this Agreement or except with the written approval of Buyer (which Buyer agrees shall not be unreasonably withheld or delayed), Aon shall cause the Companies and the Subsidiaries to use their reasonable best efforts consistent with good business practice to operate and carry on the business of the Companies and the Subsidiaries in the ordinary course and substantially as operated immediately prior to the date of this Agreement and consistent with past practice.  Consistent with the foregoing, Aon shall cause the Companies and the Subsidiaries to use their reasonable best efforts consistent with good business practice to preserve intact the business organization of the Companies and the Subsidiaries and the goodwill of the suppliers, contractors, licensors, employees, customers, agents, producers, distributors and others having business relations with the Companies and the Subsidiaries.

(b)           Without limiting the generality of Section 7.4(a), except as set forth in Schedule 7.4, except as contemplated by this Agreement or except with the written approval of Buyer (which Buyer agrees shall not be unreasonably withheld or delayed), Aon shall not permit the Companies and the Subsidiaries to:

(i)            make any material change in their business or their operations, except such changes as may be required to comply with any applicable Requirements of Law;

(ii)           make any capital expenditure or enter into any contract or commitment therefor, other than in the ordinary course of business consistent with past practices, in excess of $250,000, that is not terminable without payment of premium or penalty within 90 days;

(iii)          enter into any contract for the purchase or sale of real property or lease of Leased Real Property, except any renewals or replacements of existing real property leases;

(iv)          cancel any debts owed them other than in the ordinary course of business consistent with past practice or in accordance with Section 7.5 or make any loans, advances, capital contributions to, or investments in, or receive any capital contributions from, any other Person, other than (i) for immaterial amounts in the ordinary course of business consistent with past practice or (ii) ordinary course investment portfolio transactions in accordance with investment guidelines that have been adopted by the Companies or the Subsidiaries on or prior to the date hereof;

(v)           sell, agree to sell, lease (as lessor), transfer or otherwise dispose of (other than any transfers to any of its Affiliates), or mortgage or pledge, or impose or suffer to be imposed any Encumbrance on, any of their assets, tangible or intangible, product lines or business, except for (i) assets sold or otherwise disposed of in the ordinary course of business consistent with past practice with an aggregate value not exceeding $250,000 and (ii) Permitted Encumbrances;

(vi)          create, incur or assume, or agree to create, incur or assume, any indebtedness for borrowed money or enter into, as lessee, any capitalized lease obligations (as defined in Statement of Financial Accounting Standards No. 13) other than any indebtedness that is subject to Section 7.5;

(vii)         make, or agree to make, any distribution or other disposition of assets (other than in accordance with Section 7.6) to Aon or any of its Affiliates;

(viii)        institute any increase in any benefit provided under any profit-sharing, bonus, incentive, deferred compensation, insurance, pension, retirement, medical, hospital, disability, welfare, severance or other employee benefit plan maintained for their employees (excluding any arrangements that do not involve payments by the Companies or the Subsidiaries after the Closing), other than as required by any such plan or Requirements of Law, any change generally applicable to Aon employees or any in the ordinary course consistent with past compensation practices;

(ix)           make any change in the cash compensation of their employees (excluding any arrangements that do not involve payments by the Companies or the Subsidiaries after the Closing), other than changes made in accordance with normal compensation practices or pursuant to existing contractual commitments and consistent with past compensation practices;

(x)            enter into, materially amend, renew, terminate or grant any release or relinquishment of rights under any Business Agreement, in each case other than in the ordinary course of business consistent with past practice;

(xi)           make any material change in the accounting policies applied in the preparation of the Financial Statements, unless such change is required by GAAP;

(xii)          make any material change in the accounting policies applied in the preparation of the Statutory Statements, unless such change is required by SAP;

(xiii)         make any material change with respect to actuarial, claims management or reserving methodologies, in each case except as may be required to comply with changes in Requirements of Law, GAAP or SAP;

(xiv)        make any change in their charters or by-laws or similar governing instrument or issue, deliver, sell, pledge, dispose of, encumber, split, combine or reclassify any capital stock or other equity interest or other right of any kind to acquire or receive any capital stock or equity interest (or securities exchangeable, convertible or exercisable for capital stock or other equity interest) in any of the Companies or Subsidiaries;

(xv)         (v) make or rescind any material election relating to Taxes other than as mandated by Requirements of Law, (w) make a request for a material Tax ruling or enter into any agreement with an Administrative Authority with respect to Tax matters, in each case, which could result in an adverse effect, (x) settle or compromise any claim, litigation, controversy or other proceeding relating to Taxes, to the extent the amount of such settlement is equal to or greater than $50,000, (y) file any amendments to any previously filed Tax Returns that could adversely affect the Taxes of the Companies and Subsidiaries, or surrender any right to claim a Tax refund or credit for Taxes in excess of $50,000 other than by expiration of the applicable statute of limitations, or (z) file any Tax Return in a manner that is inconsistent with past custom and practice, except as may be required by a change in Requirements of Law;

(xvi)        hire any new employee, except in the ordinary course of business consistent with past hiring practices or to replace a terminated employee;

(xvii)       other than in the ordinary course of business consistent with past practice, issue, reinsure or sell new kinds of policies, or amend existing kinds of policies, except to the extent required by Requirements of Law;

(xviii)      acquire (A) by merger or consolidation with, or by the purchase of all or a substantial portion of the assets or any stock of, or by any other manner, any business or any corporation, partnership, joint venture, limited liability company, association or other business organization or division thereof or (B) any assets that are material, in the aggregate, to the Companies and the Subsidiaries taken as a whole;

(xix)         settle or comprise any claim against the Companies or the Subsidiaries by any Administrative Authority or other Person that would reasonably be expected to materially impair the core business of such Company or Subsidiary;

(xx)          waive the benefits of, agree to modify in any adverse manner, terminate or release any Person from any confidentiality, standstill or similar contract to which it is a party, which covers or relates to its business, assets or properties or to which it is a beneficiary;

(xxi)         compromise or settle any insurance claim (including any proceeding with respect to an insurance claim) where such compromise, settlement or agreement involves extra-contractual liabilities or the admission, acknowledgement or stipulation that the Companies or the Subsidiaries acted in bad faith, in each case other than in the ordinary course of business consistent with past practice;

(xxii)        take any action to forfeit, abandon, modify, waive, terminate or otherwise adversely change any of its material insurance licenses or other material Governmental Permits except as may be required by any applicable Requirements of Law;

(xxiii)       manage their investment portfolios in a manner materially inconsistent with their investment policies in effect as of the date hereof or cause or permit the sale of Sterling’s investment assets other than in the ordinary course of business consistent with past practice; or

(xxiv)       authorize any of, or commit or agree, in writing or otherwise, to take any of the foregoing actions.

Section 7.5            Termination of Certain Intercompany Indebtedness.  At or prior to the Closing, Aon shall release, cancel, terminate or otherwise settle all intercompany indebtedness (including Sterling’s outstanding credit facility with CICA) and non-trade accounts (other than ordinary course trade payables and receivables and federal income Tax payables) owed by the Companies and the Subsidiaries to Aon or any of its Affiliates (other than the Companies and the Subsidiaries) as of the Closing Date, and Aon shall cause the Companies and the Subsidiaries to release, cancel, terminate or otherwise settle all intercompany indebtedness and non-trade accounts (other than ordinary course trade payables and receivables) owed by Aon or any of its Affiliates (other than the Companies and the Subsidiaries) to the Companies and the Subsidiaries as of the Closing Date; provided, however, that any intercompany indebtedness and non-trade accounts involving Sterling shall be settled (i) in cash or (ii) by a dividend of the intercompany note reflecting amounts owing from Aon to Sterling.

Section 7.6            Certain Distributions.  Prior to the Closing, Aon and CICA shall be entitled to cause the Companies to declare and pay a special dividend and/or otherwise transfer to Aon, CICA or one of their respective Affiliates, Olympic’s minority interest in CICA’s Combined Insurance (Thailand) Limited subsidiary.  Buyer agrees that it will cooperate and provide Aon with reasonable assistance to obtain any required regulatory approvals in connection with these transactions.

Section 7.7            Financial Statements.  From and after the date hereof until the earlier to occur of the Closing or the termination of this Agreement, Aon shall deliver to Buyer (i) copies of any annual or quarterly statements of Sterling filed with the applicable insurance regulatory authority of its jurisdiction of domicile promptly, but in no event later than ten (10) business days after, such statements are filed with the applicable regulatory authority and (ii) copies of monthly financial statements prepared in the ordinary course with respect to the Companies and the Subsidiaries as at the end of such month.

Section 7.8            Investments.  Subject to applicable Requirements of Law, prior to the Closing Aon shall cooperate with Buyer and cause the Companies and the Subsidiaries to use reasonable efforts to manage and reposition their investment portfolio in a manner that is reasonably consistent with Buyer’s current investment policy (including by reinvesting the proceeds of investments that have matured or been sold in assets that would constitute permissible assets under such policy); provided, that nothing contained in this Section 7.8 shall require the Companies and the Subsidiaries to take any actions that would violate their current investment policy or require that Aon incur costs other than those incurred in the management of such investments in the ordinary course of business.

Section 7.9            Minute Books.  Aon shall ensure that all of the minute books of the Companies and the Subsidiaries (including those in possession of Aon or CICA in the forms in which they currently exist) are transferred to or held by the Companies and the Subsidiaries as of the Closing.

Section 7.10         Olympic Agreements.  Prior to the Closing, Aon shall cause the Administrative Services Agreement, effective January 1, 1999, as amended, between Olympic and CICA to be amended so that the term of such agreement (Section 5.1 thereof) is extended until two years from the date of this Agreement and Section 5.2 thereof (which allows for termination upon not less than six months notice) is deleted.  Prior to the Closing, Aon shall cause the Joint Marketing Agreement, effective May 15, 2006, between CICA and Olympic Health Management Services, Inc. to be amended so that Section 8.1 thereof is deleted and replaced with a provision providing for a term of two years from the date of this Agreement.  Aon shall use reasonable efforts to effect other amendments to the foregoing agreements if such amendments are approved in writing by Buyer and the buyer of CICA; provided, that any such amendment does not delay the Closing.

ARTICLE VIII
ADDITIONAL AGREEMENTS

Section 8.1            Tax Matters.  (a)  Liability for Taxes.  (i)  Aon shall be liable for and pay, and pursuant to Article XI (and subject to the applicable provisions thereof) agrees to indemnify and hold harmless each Buyer Group Member from and against Losses and Expenses in connection with, relating to, or arising from (A) any and all Taxes imposed on any of the Companies or Subsidiaries pursuant to Treasury Regulation Section 1.1502-6 or similar provision of state, local or foreign Requirements of Law as a result of such Company or such Subsidiary having been a member of an Affiliated Group prior to the Closing, (B) any and all Taxes of any Person (other than any of the Companies or Subsidiaries) imposed on any Company or Subsidiary as transferee or successor or by contract, which Tax is related to an event or transaction occurring before the Closing, (C) any Section 338 Taxes, (D) any and all Taxes of any Company or Subsidiary, or for which any Company or any Subsidiary may otherwise be liable, for any taxable year or period that ends on or before the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period ending on and including the Closing Date , (E) breach of the representations and warranties set forth in Section 5.7; provided, that in the event of a breach of the representation set forth in Section 5.7(b)(ix) the parties agree that the terms Losses and Expenses shall include the amount of any Tax that is required to be paid with respect to the Tax liability of an affected policyholder and the costs and expenses relating to the correction or remediation of the contract that gave rise to such breach, including any refund, reduction or rebate of premium and any increase in the death benefit of such contract and (F) Taxes resulting from or attributable to transactions (1) contemplated by this Agreement or (2) that are undertaken at the direction of or for the benefit of Aon within the period that ends on the second anniversary date of the Closing Date, including, in each case, any Taxes resulting from or attributable to the transaction described in the request for a private letter ruling filed with the IRS on August 3, 2007, relating to a proposed reorganization of the Companies and the Subsidiaries  (the “Spin-off Ruling”); provided, however, that Aon shall not be liable for or pay, and shall not indemnify or hold harmless any Buyer Group Member from and against (I) any specific Taxes for which there is shown a specific liability or reserve on the Final Closing Balance Sheet and that are taken into account in the calculation of the Closing Date Net Worth (“Reserved Taxes”); (II) any Taxes (other than any Section 338 Taxes) that result from any actual or deemed election under Section 338 of the Code or any similar provision of state, local or foreign law (except to the extent such election is deemed to occur as a result of filing an election described in Section 8.1(e)) as a result of the purchase of the Shares to the extent that the amount of such Taxes exceeds the amount of Tax Aon or its Affiliates would have been required to pay but for such election; and (III) any Taxes imposed on any Company or Subsidiary as a result of transactions occurring on the Closing Date that are properly allocable pursuant to the factors set forth in Treasury Regulation § 1.1502-76(b)(1)(ii)(B) to the portion of the Closing Date after the Closing except to the extent such transactions are contemplated by this Agreement or are entered into or undertaken at the direction or for the benefit of Aon or any Affiliate thereof (the Taxes described in this proviso being referred to as “Excluded Taxes”).  To the extent of any inconsistency between the provisions of Section 11.6(c) and the provisions of this Section 8.1(a), the provisions of this Section 8.1(a) shall control with respect to any liability for Taxes described in this Section 8.1(a).  Aon shall be entitled to any refund of (or credit for) Taxes allocable to any taxable year or period that ends on or before the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period ending on and including the Closing Date, except to the extent any such refund or credit is shown as a specific asset or reduction in a liability on the Final Closing Balance Sheet and taken into account in the calculation of the Closing Date Net Worth, and to the extent Aon or any Affiliated Group receives any such refund or the benefit of any such credit or refund, the amount of such refund or credit shall be paid to Buyer.  Buyer shall be entitled to all other refunds or credits against Taxes.

(ii)           Subject to clause (i), Buyer shall be liable for and pay, and pursuant to Article XI (and subject to the applicable provisions thereof) agrees to indemnify and hold harmless each Seller Group Member from and against, (A) any and all Taxes imposed on the Companies or any Subsidiary or for which the Companies or any Subsidiary may otherwise be liable for any taxable year or period that begins after the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period beginning after the Closing Date and (B) Excluded Taxes.  Except as otherwise provided herein, Buyer shall be entitled to any refund of (or credit for) Taxes described in clauses (A) and (B).  Buyer shall pay Aon the amount of the Reserved Taxes that are accruals for current liabilities for Taxes and that are required to be paid by Aon on behalf of the Affiliated Group of which the Companies and their relevant Subsidiaries are currently members (“Reserved Consolidated Taxes”) no later than five (5) business days following the Net Worth Adjustment Report Finalization Date.  For the avoidance of doubt, Buyer shall pay Aon the full amount accrued for Reserved Consolidated Taxes (regardless of any actual Tax liability) as described above.  Aon shall pay to the applicable Company or Subsidiary any intercompany receivable for any Taxes (or savings against Taxes) shown as an asset on the Final Closing Balance Sheet and taken into account in the calculation of Closing Date Net Worth no later than five (5) business days following the Net Worth Adjustment Report Finalization Date.

(iii)          For purposes of Sections 8.1(a)(i) and 8.1(a)(ii), whenever it is necessary to determine the liability for Taxes of any Company or Subsidiary for a Straddle Period, the determination of such Taxes for the portion of the Straddle Period ending on and including, and the portion of the Straddle Period beginning after, the Closing Date shall be determined by assuming that the Straddle Period consisted of two taxable years or periods, one which ended at the close of the Closing Date and the other which began at the beginning of the day following the Closing Date, and items of income, gain, deduction, loss or credit of the Companies and Subsidiaries for the Straddle Period shall be allocated between such two taxable years or periods on a “closing of the books basis” by assuming that the books of the Companies or Subsidiaries were closed at the close of the Closing Date; provided, however, that (I) transactions occurring on the Closing Date shall be allocable to the period prior to the Closing and the period after the Closing based upon the factors set forth in Treasury Regulation § 1.1502-76(b)(1)(ii)(B)) (except to the extent such transactions are contemplated by this Agreement, are undertaken at the direction or for the benefit of Seller or are described in the Spin-off Ruling, in which case such transactions will be allocable to the period prior to Closing), (II) exemptions, allowances or deductions that are calculated on an annual basis, such as the deduction for depreciation, shall be apportioned between such two taxable years or periods on a daily basis, (III) in the case of property Taxes, ad valorem Taxes or other Taxes based on the value of property, the amount of Taxes for the Straddle Period shall be allocated by multiplying by a fraction the numerator of which is the number of days in the respective portion of the Straddle Period and the denominator of which is the number of days in the entire period, and (IV) Taxes based on premiums shall be allocated to the period prior to Closing based upon the  amount of premium written as of the Closing Date.

(iv)          If, as a result of any action, suit, investigation, audit, claim, assessment or amended Tax Return, there is any change after the Closing Date in an item of income, gain, loss, deduction, credit or amount of Tax that results in an increase in a Tax liability for which Aon is liable pursuant to Section 8.1(a)(i), the amount of the indemnity payment by Aon pursuant to Section 8.1(a)(i) shall be determined on an After-Tax Basis.

(v)           Notwithstanding anything herein to the contrary, Buyer shall pay, and shall indemnify each Seller Group Member against 50% of, and Aon shall pay, and shall indemnify each Buyer Group Member against 50% of, any real property transfer or gains Tax, sales Tax, use Tax, stamp Tax, stock transfer Tax, or other similar Tax imposed on the transfer of Shares contemplated by this Agreement.

(vi)          For the avoidance of doubt, the parties agree that with respect to any claim for indemnification in connection with, relating to, or arising from the covenants set forth in this Section 8.1(a), Section 11.6(b) shall not be interpreted in any manner that would exclude from the indemnity set forth in Section 11.1 any liability for Taxes described in this Section 8.1(a).

(b)           Tax Returns.  (i)  Aon shall timely file or cause to be timely filed when due (taking into account all extensions properly obtained) all Tax Returns required to be filed with respect to the Companies and the Subsidiaries for taxable years or periods ending on or prior to the Closing Date, and Aon shall remit, or cause to be remitted, any Taxes due in respect of such Tax Returns, and Buyer shall timely file or cause to be timely filed when due (taking into account all extensions properly obtained) all other Tax Returns that are required to be filed by or with respect to the Companies and the Subsidiaries, and Buyer shall remit, or cause to be remitted, any Taxes due in respect of such Tax Returns.  With respect to Tax Returns to be filed pursuant to the preceding sentence by Aon or that are required to be filed by Buyer and include a Straddle Period (I) such Tax Returns shall be filed in a manner consistent with past practice and no position shall be taken, election made or method adopted that is inconsistent with positions taken, elections made or methods used in prior periods in filing such Tax Returns (including any such position, election or method which would have the effect of accelerating income to periods for which Aon is liable or deferring deductions to periods for which Buyer is liable) except as otherwise required by applicable Requirements of Law, and (II) the party filing such Tax Returns shall submit such Tax Returns (or in the case of a Tax Return filed on a consolidated basis, pro forma Tax Returns for each of the Companies and Subsidiaries that is part of such consolidated group) to the other party not later than 30 days prior to the due date for filing such Tax Returns (or, if such due date is within 45 days following the Closing Date, as promptly as practicable following the Closing Date) for review and approval by such other party, which approval may not be unreasonably withheld, but may in all cases be withheld if such Tax Returns were not prepared in accordance with clause (I) of this sentence; provided, however, that comments from Buyer with respect to Tax Returns filed by Aon shall be limited to those matters for which the positions taken by Aon could adversely affect the Buyer, the Companies or the Subsidiaries after the Closing Date.  The reviewing party shall provide comments on such Tax Returns no later than 15 days prior to the due date of such Tax Returns.  If a proposed change is disputed by the party filing such Tax Return, then Aon and Buyer shall negotiate in good faith to resolve such dispute.  If, after a period of 5 days following the date on which the reviewing party gives the filing notice of any such proposed change, any such proposed change still remains disputed, then Buyer and Aon shall together choose an Accounting Firm to resolve any remaining disputes.  The Accounting Firm shall act as an arbitrator to determine, based solely on presentations by Buyer and Aon, and not by independent review, only those issues still in dispute with respect to such Tax Return.  The decision of the Accounting Firm shall be final and binding.  All of the fees and expenses of the Accounting Firm shall be equally paid by Buyer, on the one hand, and Aon, on the other hand.  Aon or Buyer shall pay the other party for the Taxes for which Aon or Buyer, respectively, is liable pursuant to Section 8.1(a) but which are payable with any Tax Return to be filed by the other party pursuant to this Section 8.1(b) upon the written request of the party entitled to payment, setting forth in detail the computation of the amount owed by Aon or Buyer, as the case may be, but in no event earlier than 10 business days prior to the due date for paying such Taxes, unless there is a dispute with respect to such Tax Return in which case such payment shall be made no later than 5 days after the date on which the Accounting Firm provides its decision to the parties.

(ii)           None of Buyer or any Affiliate of Buyer shall (or shall cause or permit the Companies or any Subsidiary to) amend, refile or otherwise modify (or grant an extension of any statute of limitation with respect to) any Tax Return relating in whole or in part to the Companies or any Subsidiary with respect to any taxable year or period ending on or before the Closing Date (or with respect to any Straddle Period) without the prior written consent of Aon, which consent may be withheld in the sole discretion of Aon.

(iii)          Buyer shall promptly cause the Companies and each Subsidiary to prepare and provide to Aon a package of Tax information materials, including schedules and work papers (the “Tax Package”), required by Aon to enable Aon to prepare and file all Tax Returns required to be prepared and filed by it pursuant to Section 8.1(b)(i); provided, that such materials do not request information which is duplicative with the information Aon has, will have or will acquire in connection with the preparation of the Final Closing Balance Sheet.  The Tax Package shall be completed in accordance with past practice, including past practice as to providing such information and as to the method of computation of separate taxable income or other relevant measure of income of the Companies and the Subsidiaries.  Buyer shall cause the Tax Package to be delivered to Aon within 120 days prior to the date the relevant Tax Return is required to be filed (after taking into account all applicable extensions).  Seller and its Affiliates agree to cooperate with Buyer, the Companies and Subsidiaries to the extent necessary to allow Buyer to comply with the covenant set forth in this Section 8.1(b)(iii).

(c)           Contest Provisions.  (i)  Buyer shall promptly notify Aon in writing upon receipt by Buyer, any of its Affiliates, the Companies or the Subsidiaries of notice of any pending or threatened federal, state or local Tax audits, examinations or assessments relating to taxable periods ending on or before the Closing Date or which might otherwise affect the Tax liabilities for which Aon may be liable pursuant to this Section 8.1.

(ii)           Aon shall have the sole right to represent the Companies’ and the Subsidiaries’ interests in any Tax audit or administrative or court proceeding relating to Taxes for which Aon may be liable pursuant to this Section 8.1, and to employ counsel of its choice at its expense.  In the case of a Straddle Period, Aon shall be entitled to participate at its expense in any Tax audit or administrative or court proceeding relating (in whole or in part) to Taxes attributable to the portion of such Straddle Period ending on and including the Closing Date and, with the written consent of Buyer, and at Aon’s sole expense, may assume the entire control of such audit or proceeding.  None of Buyer, any of its Affiliates, the Companies or the Subsidiaries may settle any Tax claim for any Taxes for which Aon may be liable pursuant to Section 8.1(a), without the prior written consent of Aon, which consent may not be unreasonably withheld.  Aon shall not enter into any compromise or agree to settle any claim pursuant to any Tax audit or proceeding which would adversely affect any Buyer Group Member for such year or a subsequent year without the prior written consent of Buyer, which consent may not be unreasonably withheld.  Aon and Buyer agree to cooperate, and Buyer agrees to cause the Companies to cooperate, in the defense against or compromise of any claim in any audit or proceeding.

(d)           Assistance and Cooperation.  After the Closing Date, Aon and Buyer shall (and shall cause their respective Affiliates to):

(i)            assist the other parties in preparing any Tax Returns which such other party is responsible for preparing and filing in accordance with Section 8.1(b);

(ii)           cooperate fully in preparing for any audits of, or disputes with taxing authorities regarding, any Tax Returns of the Companies and the Subsidiaries;

(iii)          make available to the others and to any taxing authority as reasonably requested all information, records, and documents relating to Taxes of the Companies and the Subsidiaries;

(iv)          provide timely notice to the others in writing of any pending or threatened Tax audits or assessments of the Companies and the Subsidiaries for taxable periods for which the other may have a liability under this Section 8.1;

(v)           furnish the others with copies of all correspondence received from any taxing authority in connection with any Tax audit or information request with respect to any such taxable period;

(vi)          timely sign and deliver such certificates or forms as may be necessary or appropriate to establish an exemption from (or otherwise reduce), or file Tax Returns or other reports with respect to, Taxes described in Section 8.1(a)(v) (relating to sales, transfer and similar Taxes);

(vii)         timely provide to the others powers of attorney or similar authorizations necessary to carry out the purposes of this Section 8.1; and

(viii)        retain all Tax Returns, schedules and work papers, records, and other documents in their possession relating to Tax matters of the Companies and Subsidiaries for each taxable period first ending after the Closing Date and for all prior taxable periods until the later of (A) the expiration of the statute of limitations of the taxable periods to which such Tax Returns and other documents relate, without regard to extensions, or (B) six years following the due date (without extension) for such Tax Returns.  Prior to disposing of any such records, notice shall be given to the other party providing reasonable terms allowing such other party to take, at its sole expense, possession of such records.

(e)           Election Under Section 338(h)(10).  (i)  Aon and Buyer shall make, or cause to be made, a joint election for the Companies and all of the Subsidiaries under Section 338(h)(10) of the Code and under any applicable similar provisions of state law with respect to the purchase of the Shares (all such elections being referred to collectively as a “Section 338(h)(10) Election”).  Aon and Buyer shall within 30 days after the completion of the Allocation Schedule, but in no event later than five days prior to the due date for filing IRS Form 8023, exchange completed and executed copies of IRS Form 8023, required schedules thereto (including IRS Form 8883), and any similar state forms.  If any changes are required in these forms as a result of information which is first available after these forms are prepared, the parties will promptly agree on such changes.

(ii)           Within 60 days following the final determination of the Net Worth Adjustment Amount pursuant to Section 4.5, Buyer shall prepare and deliver to Aon a schedule (the “Allocation Schedule”) allocating the Aggregate Deemed Sales Price, as defined in Treasury Regulation Section 1.338-4, for the assets of the Companies and each Subsidiary, among the assets of the Companies and each such Subsidiary.  The Allocation Schedule shall be reasonable and shall be prepared in accordance with Section 338(h)(10) of the Code and the Treasury Regulations thereunder.  The Allocation Schedule shall be deemed to be accepted by and shall be conclusive and binding on Aon and Buyer except to the extent, if any, that Aon or Aon’s Accountants shall have delivered within 30 days after the date on which the Allocation Schedule is delivered to Aon, a written notice to Buyer stating each and every item to which Aon takes exception (it being understood that any amounts not disputed shall be final and binding).  If a change proposed by Aon is disputed by Buyer, then Aon and Buyer shall negotiate in good faith to resolve such dispute.  If, after a period of 20 days following the date on which Aon gives Buyer notice of any such proposed change, any such proposed change still remains disputed, then Buyer and Aon shall together choose an Accounting Firm to resolve any remaining disputes.  The Accounting Firm shall act as an arbitrator to determine, based solely on presentations by Buyer and Aon, and not by independent review, only those issues still in dispute with respect to the Allocation Schedule.  The decision of the Accounting Firm shall be final and binding.  All of the fees and expenses of the Accounting Firm shall be equally paid by Buyer, on the one hand, and Aon, on the other hand.  Buyer and Aon each agrees that promptly upon receiving the final and binding Allocation Schedule it shall return an executed copy thereof to the other party.  Each of Buyer and Aon agrees to file all federal, state and local Tax Returns in accordance with the Allocation Schedule.

(f)            Options; Restricted Stock.

(i)            Options.  In the event that subsequent to the Closing Date any current or former employee of the Companies or a Subsidiary exercises options to purchase stock of Aon which options were received by such employee in connection with the performance of services for the Companies, such Subsidiary or an Affiliate of the Companies or such Subsidiary, as the case may be, and are outstanding on the Closing Date (the “Aon Options”), Aon and Buyer agree and acknowledge that they shall report the exercise of the Aon Options in accordance with clause (iii) below.  Buyer shall (or shall cause its Affiliates to) immediately inform Aon of any event that results in the forfeiture of any Aon Options by any person holding such options.

(ii)           Stock-Based Awards.  In the event that subsequent to the Closing Date any current or former employee of the Companies or a Subsidiary becomes vested (in whole or in part) in any restricted stock units or performance share units of Aon which (A) were received by such employee in connection with the performance of services for the Companies, such Subsidiary or an Affiliate of the Companies or such Subsidiary, as the case may be, and (B) with respect to which an effective election under Section 83(b) of the Code was not made (the “Aon Stock-Based Awards”), Aon and Buyer agree and acknowledge that they shall report the vesting of the Aon Stock-Based Awards in accordance with clause (iii) below.

(iii)          Compensation Expense; Employment Taxes; Reimbursement.  Upon the exercise of the Aon Options or the vesting of the Aon Stock-Based Awards, as applicable, the applicable Company or Subsidiary, as the case may be, shall, if and only if Aon has determined that it cannot claim the deduction, (A) claim the compensation expense deduction associated with such exercise or vesting measured by the fair market value of Aon stock at the time of such exercise (less the exercise price) or vesting (the “Compensation Deduction”), (B) pay all employment and withholding Taxes resulting from such exercise or vesting and (C) file all Tax Returns related to the payment of such employment and withholding Taxes.  Such Company or Subsidiary shall pay Aon an amount equal to the Tax benefit realized by Buyer or any of its Affiliates (determined on an After-Tax Basis) from such Compensation Deduction less the after-tax cost to Buyer of any employment Taxes required to be paid on the exercise or vesting of the Aon Option or Aon Stock-Based Awards within 30 days of the date the Tax benefits are realized by such Company or Subsidiary from the Compensation Deduction.

(g)           Except as may be required pursuant to Requirements of Law, Buyer shall not cause or permit the Companies or Subsidiaries to carry back any loss, credit or other allowance to a Tax period (or any portion thereof) ending on or prior to the Closing Date without Aon’s prior written consent.

(h)           All amounts paid as an indemnity by one party to the other under this Agreement will be treated, to the extent permitted under applicable law, as adjustments to the Purchase Price for all Tax purposes.

(i)            Aon shall cause all Tax sharing agreements or arrangements among and between the Companies or Subsidiaries and their Affiliates to be terminated effective as of the day prior to the Closing Date and to have no continuing force or effect thereafter.  Aon shall, unless otherwise directed by Buyer, cause to be terminated any power of attorney granted by or on behalf of the Companies or Subsidiaries and their Affiliates with respect to Tax matters, and any such terminated power of attorney shall have no continuing force or effect after the Closing Date.

Section 8.2            Employee Matters.  (a)  Continued Employment.  As of the Closing Date, Buyer agrees to, or to cause an Affiliate of Buyer to, continue to employ as a successor employer all of the employees of the Companies and the Subsidiaries (including all such employees who have rights of employment in accordance with the established practices or policies of the Companies and the Subsidiaries on return from any vacation, leave or other authorized absence) as indicated on a schedule provided by Aon to Buyer at least ten days prior to the Closing Date, which schedule shall reflect the base salary of such employees and shall be updated by Aon as of the Closing Date (collectively, the “Transferred Employees”); provided, however, that employees of the Companies or the Subsidiaries that are on short-term disability as of the Closing Date shall not become Transferred Employees until such employees return to active employment.  For a period of at least one year following the Closing Date, each Transferred Employee shall be entitled to receive while in the employment of Buyer or its Affiliates at least the same salary, wages and target and maximum bonus opportunities as were provided to such employee by the Companies and the Subsidiaries, immediately prior to the Closing Date.  Notwithstanding any provision herein to the contrary, neither Buyer nor any of its Affiliates (including the Companies and the Subsidiaries) shall be obligated to continue to employ any Transferred Employee for any specific period of time following the Closing Date, subject to applicable law.

(b)           Buyer Benefit Plans.  For a period of at least one year following the Closing Date, the Transferred Employees shall be entitled to receive while in the employment of Buyer or its Affiliates, employee benefits (including, for the avoidance of doubt, retirement, welfare and fringe benefits but excluding any defined benefit plan) that are, as determined by Buyer in good faith, at least substantially comparable in the aggregate value to those benefits provided under the Company Plans in effect immediately prior to the Closing Date.

(c)           Company Plans.  (i) Neither Buyer nor any of its Affiliates shall assume any obligations under or liabilities with respect to, and it shall not receive any right or interest in the assets of, any Company Plans.  Effective as of the Closing Date, except as otherwise specifically provided in this Agreement or in the Aon Transition Services Agreement, all Transferred Employees will cease any participation in, and any benefit accrual under, all Company Plans and will be fully vested in their benefits under each Company Plan which is intended to be qualified under Section 401(a) of the Code; provided, however, that otherwise eligible Transferred Employees may apply for coverage on or before December 31, 2008 under

Aon’s U.S. retiree medical plan and will be granted age and service credit for their employment with Buyer or its Affiliates for eligibility purposes.

(ii)           Buyer either currently maintains, or will establish or cause the Companies to establish, not later than 90 days after the Closing Date, one or more qualified defined contribution plans (“Buyer’s DC Plans”) that contain or will contain all provisions necessary for the acceptance of direct rollovers (in the form of cash and notes relating to plan participant loans) of “eligible rollover distributions” as defined in the Code and applicable Requirements of Law that Transferred Employees are eligible to receive from Aon’s defined contribution plans (“Aon’s DC Plans”) without adversely affecting the qualified status of Aon’s DC Plans.  Buyer’s DC Plans will contain provisions to permit any such direct rollover to include the promissory note or notes representing any plan loans outstanding to the Transferred Employee under Aon’s DC Plans on the date of the direct rollover, and Buyer, the Companies and Aon will cooperate with each other to enable such direct rollovers to occur before such loans become defaulted.  Aon agrees not to place any such loans in default for at least 90 days following the Closing Date.

(d)           Severance Benefits.  If Buyer or any of its Affiliates terminates the employment of any Transferred Employee, other than for cause, before the first anniversary of the Closing Date and the Transferred Employee executes a release in form and substance reasonably satisfactory to Buyer, Buyer agrees to, or to cause its Affiliates to, provide severance benefits to such Transferred Employee in an amount that is at least equal to the severance benefits that would have been paid to such Transferred Employee pursuant to the terms of the Company Plans as in effect immediately prior to the Closing Date, to be calculated, however, on the basis of the Transferred Employee’s compensation and service at the time of the termination of employment.

(e)           Individual Employment Contracts.  Effective as of the Closing Date, Buyer shall assume, or cause an Affiliate to continue to be obligated under or assume Aon’s, the Companies’ and the Subsidiaries’ obligations under all individual employment, termination, retention, severance or other similar contracts or agreements with any current or former employee of the Companies and the Subsidiaries and all of the obligations as the employer under such contracts and agreements.  Schedule 8.2(e) sets forth a list of the individual employment, termination, retention, severance and similar contracts and agreements to be assumed by Buyer or an Affiliate thereof.

(f)            Welfare Benefits.  Except as otherwise expressly provided herein, Aon or one of its Affiliates shall retain responsibility under the Company Plans that are Welfare Plans in which the Transferred Employees participate with respect to all amounts that are payable by reason of, or in connection with, any and all welfare benefit claims made by the Transferred Employees and their eligible dependents but only to the extent the claims were incurred prior to the Closing Date.  For purposes of an individual who is hospitalized, injured or on disability leave prior to the Closing Date, “incurred” shall mean the date of such hospitalization, injury or disability.  Buyer and its Affiliates shall be responsible for all other welfare benefit claims made by the Transferred Employees and their eligible dependents to the extent such claims were incurred on or after the Closing Date.

(g)           Credit for Service.  To the extent that service is relevant for purposes of eligibility and vesting (and, in order to calculate the amount of any vacation, sick days, severance and similar benefits, but not for purposes of defined benefit pension benefit accruals) under any retirement plan, employee benefit plan, program or arrangement established or maintained by Buyer or any of its Affiliates for the benefit of the Transferred Employees, following the Closing Date such plan, program or arrangement shall credit such Transferred Employees for service earned on and prior to the Closing Date with the Companies, the Subsidiaries, any of their respective Affiliates or any of their respective predecessors in addition to service earned with Buyer or any of Buyer’s Affiliates after the Closing Date, except to the extent such (i) credit would result in an unintended duplication of benefits or (ii) period of service is not provided to all employees of Buyer and its Affiliates covered by such plan, program or arrangement.

(h)           Preexisting Conditions; Coordination.  Following the Closing Date, Buyer shall, or shall cause its Affiliates to, waive limitations on eligibility, enrollment and benefits relating to any preexisting medical conditions of the Transferred Employees and their eligible dependents; provided, however, that such waiver of preexisting conditions shall not extend to any condition that prevented a Transferred Employee’s, spouse’s or dependent’s coverage under comparable Company Plans as of the Closing Date.  Following the Closing Date, Buyer shall recognize, or shall cause its Affiliates to also recognize, for purposes of annual deductible and out of pocket limits under its health and dental plans (the “Buyer Plans”), deductible and out of pocket expenses paid by Transferred Employees and their respective dependents under health and dental Company Plans in the calendar year in which the Closing Date occurs to the extent the Transferred Employees participate in any such Buyer Plans in such same calendar year.

(i)            Vacations.  Schedule 8.2(i) sets forth a summary of the vacation program(s) provided to the Transferred Employees immediately prior to the Closing Date.  Buyer shall, or shall cause its Affiliates to, continue a vacation program for the benefit of the Transferred Employees through at least the end of the calendar year in which the Closing occurs that is at least as favorable as the vacation program of the Companies and the Subsidiaries in effect immediately prior to the Closing Date.  Buyer shall, or shall cause its Affiliates to, recognize and provide all accrued but unused vacation of each Transferred Employee as of the Closing Date consistent with existing policies.  Neither Aon nor its Affiliates shall have any obligation or liability to pay or provide any vacation payments claimed on or after the Closing Date.

(j)            Bonuses.  Schedule 8.2(j) sets forth a summary of the bonus programs provided to the Transferred Employees immediately prior to the Closing Date.  Buyer shall, or shall cause its Affiliates to, assume the bonus programs for Transferred Employees in existence as of the Closing Date and shall pay to the Transferred Employees the bonuses they earn under such programs with respect to the full bonus determination period that includes the Closing Date.

(k)           Healthcare Spending Account Program.  Buyer shall, or shall cause its Affiliates to, establish or maintain a Healthcare Spending Account program for each Transferred Employee who, in the portion of the calendar year on or prior to the Closing Date, contributed to the Healthcare Spending Account program of Aon.  The beginning balance as of the Closing Date in Buyer’s Healthcare Spending Account program shall be the unused portion of the balance in Aon’s Healthcare Spending Account program.  To the extent that Buyer (or an

Affiliate of Buyer) has previously established and maintains a Health Reimbursement Account, any unused amount in Aon’s Health Reimbursement Account (on behalf of the Transferred Employees) shall be transferred to Buyer and credited by Buyer to its Health Reimbursement Account on behalf of such Transferred Employees.

(l)            COBRA.  Following the Closing Date, Buyer shall, or shall cause an Affiliate to, provide continuation health care coverage to all Transferred Employees and their qualified beneficiaries, regardless of when a “qualifying event” occurs, in accordance with the continuation health care coverage requirements of Section 4980B of the Code and Title I, Subtitle B, Part 6 of ERISA (“COBRA”) with respect to claims incurred at any time on or after the Closing Date.  Aon or one of its Affiliates shall provide COBRA coverage for former employees of the Companies and the Subsidiaries who do not become Transferred Employees.

(m)          WARN.  Buyer shall be responsible for all liabilities or obligations under the Worker Adjustment and Retraining Notification Act and similar state and local rules, statutes and ordinances resulting from the Closing or from Buyer’s, the Companies’ or a Subsidiary’s actions following the Closing.

(n)           Workers’ Compensation Liabilities.  As of the Closing Date, Buyer will cause the Companies and the Subsidiaries to assume (or reimburse Aon for) all liabilities and obligations relating to compensation and benefits under any state workers’ compensation or similar law payable following the Closing Date to or with respect to any employee or former employee of the Companies or any of the Subsidiaries and which arise as a result of an incident on which the claim is based that occurs on or after the Closing Date.

(o)           No Modification.  Nothing in this Section 8.2, express or implied, is intended to be, shall constitute or be construed as an amendment to or modification of any employee benefit plan or arrangement of Aon, Buyer, the Companies, the Subsidiaries or any of their Affiliates or limit in any way the right of Aon, Buyer, the Companies, the Subsidiaries or any of their Affiliates to amend, modify or terminate any of its respective employee benefit plans or arrangements.

Section 8.3            Securities Law Legends.  Buyer agrees and understands that the Shares have not been, and will not be, registered under the Securities Act or the securities laws of any state or other Administrative Authority and that the Shares may be sold or disposed of only in one or more transactions (i) registered under the Securities Act, applicable state securities laws and/or the laws of any other applicable Administrative Authority or (ii) as to which an exemption from the registration requirements of the Securities Act, applicable state securities laws and/or the laws of any other applicable Administrative Authority is available.  Buyer acknowledges and agrees that no person has any right to require Aon or the Companies to cause the registration of any of the Shares.  The certificates representing the Shares shall contain a legend similar to the following and other legends necessary or appropriate under applicable state securities laws or the laws of any other Administrative Authority:

THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE “ACT”) OR ANY STATE SECURITIES LAWS AND MAY NOT BE SOLD,

TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS A REGISTRATION STATEMENT UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS WITH RESPECT TO SUCH SHARES IS EFFECTIVE OR UNLESS THE COMPANY IS IN RECEIPT OF AN OPINION OF COUNSEL SATISFACTORY TO IT TO THE EFFECT THAT SUCH SHARES MAY BE SOLD WITHOUT REGISTRATION UNDER THE ACT AND SUCH LAWS.

Section 8.4            Insurance; Risk of Loss.  Aon will cause the Companies and the Subsidiaries to keep insurance policies currently maintained by the Companies or the Subsidiaries covering their business, assets and current or former employees, as the case may be, or suitable replacements therefor, in full force and effect through the close of business on the Closing Date.  To the extent that after the Closing any party hereto requires any information regarding claim data, payroll or other information in order to make filing with insurance carriers or self insurance regulators from another party hereto, such other party will promptly supply such information.

Section 8.5            Release of Guaranties.  Buyer shall use all reasonable efforts to cause Aon and its Affiliates to be fully released, as of the Closing Date or as promptly as practicable after the Closing Date, in respect of all obligations under any guaranties, letters of credit, letters of comfort, bid bonds or performance or surety bonds or cash or other collateral obtained or given by Aon or its Affiliates relating to any parcel of Leased Real Property or any other contractual commitment of the Companies and the Subsidiaries, including those set forth on Schedule 8.5 (collectively, the “Guaranties”).  If Buyer is unable to effect such a substitution and release with respect to any Guaranty, Buyer shall indemnify each Seller Group Member against any and all Loss or Expense arising from such Guaranty.  Without limiting the foregoing, after the Closing Date, Buyer will not, and will not permit any of its Affiliates to, renew, extend, or, in a manner adverse to Aon, amend or supplement any contract, lease or other obligation that is covered by a Guaranty that has not previously been released without providing Aon with evidence reasonably satisfactory to them that the Guaranty has been released.  Any cash or other collateral posted by Aon or its Affiliates in respect of any released or discharged Guaranty shall be delivered to Aon.

Section 8.6            Nonsolicitation; Noncompetition.

(a)           For a period of two years following the Closing, Aon shall not, and shall cause its Affiliates not to, hire, employ or retain the services of any Transferred Employees listed on Schedule 8.6 or solicit any Transferred Employees to leave the employ of the Companies or any Subsidiary or violate the terms of their contracts, or any employment arrangements, with the Companies or any Subsidiary; provided, however, that Aon or any of its Affiliates may hire, employ or retain the services of or solicit any Transferred Employees who are involuntarily discharged by the Companies or a Subsidiary, and, provided, further, that nothing in this Section 8.6(a) shall prohibit Aon or any of its Affiliates from employing any Transferred Employees as a result of a general solicitation to the public or general advertising not specifically directed at the Transferred Employees, or the hiring, employment, retention of services of or the solicitation of any individual whose employment with the Companies or a Subsidiary has been terminated for at least twelve months.

(b)           For a period of two years following the Closing, Buyer shall not, and shall cause its Affiliates (including the Companies and the Subsidiaries) not to solicit any employees of Aon or its Affiliates to leave the employ of Aon or its Affiliates, as applicable, or violate the terms of their contracts, or any employment arrangements, with Aon or its Affiliates, as applicable, in each case in order to perform services for the business activities conducted by the Companies and the Subsidiaries; provided, however, that Buyer or any of its Affiliates may solicit any such employees who are involuntarily discharged by Aon or its Affiliates, as applicable; provided, further, that nothing in this Section 8.6(b) shall prohibit Buyer or any of its Affiliates from employing any such employee as a result of a general solicitation to the public or general advertising not specifically directed at such employees, or the solicitation of any individual whose employment with Aon and its Affiliates has been terminated for at least twelve months.

(c)           For a period of five (5) years following the Closing, Aon shall not, and shall cause its Affiliates not to, engage in a Restricted Business in any of the geographic locations in which any of the Companies or Subsidiaries engage in business as of the Closing Date; provided, however, that, for the purposes of this Section 8.6, (x) ownership of securities having no more than five percent of the outstanding voting power of any Person whose capital stock or equity is listed on any national or international securities exchange or quotation system and (y) ownership of not more than 25% of any private equity fund or alternative investment vehicle in which Aon or its Affiliates is a passive investor shall not be deemed to be a violation of this Section 8.6.

(d)           Notwithstanding the provisions of this Section 8.6 and without implicitly agreeing that the following activities would be subject to the provisions of Section 8.6(c), nothing in this Agreement or in the Seller Ancillary Agreements shall preclude, prohibit or restrict Aon or any of its Affiliates from:  (i) engaging in or owning an interest in any entity that engages in any Exempt Business Activities; (ii) acquiring, and following such acquisition, actively engaging in any business that has a subsidiary, division, group, franchise or segment that is engaged in any Restricted Business (an “Acquired Business”), so long as for the most recent fiscal year ending prior to the date of such purchase, the revenues of such business derived from a Restricted Business were less than 50% of the total consolidated revenues of such business; (iii) acquiring, and following such acquisition, actively engaging in, an Acquired Business, where the revenues of such business derived from a Restricted Business were less than $10,000,000 of the total consolidated revenues of such business; or (iv) engaging in a Change of Control or, if the acquiring Person has a subsidiary, division, group, franchise or segment that is engaged in a Restricted Business at the time of the Change of Control, thereafter engaging in the Restricted Business.

(e)           The covenants in this Section 8.6 are severable and separate, and the unenforceability of any specific covenant shall not affect the continuing validity and enforceability of any other covenant.  In the event any court of competent jurisdiction shall determine that the scope, time or territorial restrictions set forth in this Section 8.6 are unreasonable and therefore unenforceable, then it is the intention of the parties that such restrictions be enforced to the fullest extent which the court deems reasonable and this Agreement shall thereby be reformed.

Section 8.7            Use of Names.  (a)  Aon is not conveying ownership rights or granting Buyer or its Affiliates (including the Companies and the Subsidiaries after the Closing) a license to use any of the tradenames, service marks or trademarks of Aon or any Affiliate of Aon (other than the trademarks and service marks included in the Intellectual Property identified in Schedule 5.11(a)) (collectively, the “Retained Names and Marks”) and, after the Closing, Buyer and its Affiliates (including the Companies and the Subsidiaries after the Closing) shall not use in any manner the names or marks of Aon or any Affiliate of Aon or any word that is similar in sound or appearance to such names or marks, in each case, except as provided in this Section 8.7.

(b)           In the event Buyer or any Affiliate of Buyer (including the Companies and the Subsidiaries after the Closing) violates any of its obligations under this Section 8.7, Aon and its Affiliates may proceed against it in law or in equity for such damages or other relief as a court may deem appropriate.  Buyer acknowledges that a violation of this Section 8.7 may cause Aon and its Affiliates irreparable harm which may not be adequately compensated for by money damages.  Buyer therefore agrees that in the event of any actual or threatened violation of this Section 8.7, Aon and its Affiliates shall be entitled, in addition to other remedies that they may have, to seek a temporary restraining order and preliminary and final injunctive relief against Buyer or such Affiliate of Buyer to prevent any violations of this Section 8.7, without the necessity of posting a bond.

(c)           Following the Closing, Buyer shall (and shall cause the Companies and the Subsidiaries to) cease promptly, but in no event later than 60 days after the Closing Date, using (i) any advertising or promotional materials and (ii) any stationery, business cards, business forms and other similar items, in each case that contain anywhere thereon any of the Retained Names and Marks; provided, however, that Buyer shall (and shall cause the Companies and the Subsidiaries to), when using items referred to in clause (ii) in the context of entering into or conducting contractual relationships, make reasonably clear to all other applicable parties that Buyer and the Companies and the Subsidiaries, rather than Aon or any Affiliate of Aon is the party entering into or conducting the contractual relationship; and provided, further, that Buyer shall (and shall cause the Companies to) ensure that personnel of the Companies and the Subsidiaries using such items shall not, and shall have no authority to, hold themselves out as officers, employees or agents of Aon or any Affiliate of Aon.  Notwithstanding the foregoing sentence, with respect to all materials, if any, that would require approval from an Administrative Authority in order to change such materials, Buyer shall (and shall cause the Companies and the Subsidiaries to) promptly seek such approval and shall be entitled to continue to use such materials until 10 business days after the receipt of such approval.  If there is a denial by the applicable Administrative Authority to change such materials, then the parties shall work together in good faith to find commercially reasonable means for the Companies and the Subsidiaries to cease using such Retained Names and Marks.  With respect to all materials used after the Closing which state or suggest or imply any affiliation with Aon or any of the Affiliates of Aon, Buyer shall indemnify and hold harmless the Seller Group Members from and against all Losses which arise out of, relate to or result from the inclusion of such statements, suggestions or implications in such materials.

(d)           Following the Closing, Buyer shall (and shall cause the Companies and the Subsidiaries to) file all documentation and take any necessary steps to receive consents or approvals from the appropriate Administrative Authority for the adoption and use of new tradenames for the Companies and the Subsidiaries.

Section 8.8            Post-Closing Cooperation.  Aon and Buyer shall reasonably cooperate with each other following the Closing and take or cause to be taken such further or other action as shall be reasonably necessary or desirable in order to carry out the purposes of this Agreement.

ARTICLE IX
CONDITIONS PRECEDENT TO OBLIGATIONS OF BUYER

The obligations of Buyer under this Agreement shall, at the option of Buyer (to the extent permissible under applicable law), be subject to the satisfaction, on or prior to the Closing Date, of the following conditions:

Section 9.1            No Misrepresentation or Breach of Covenants and Warranties.  There shall not have been any material breach by Aon in the performance of any of its covenants and agreements herein which shall not have been remedied or cured (other than those required to be performed after the Closing Date); the representations and warranties of Aon contained in this Agreement shall be true and correct on the Closing Date as though made on the Closing Date (except to the extent that they expressly relate to an earlier date, in which case they shall be true and correct as of such date), except for breaches of representations and warranties (without giving effect to the words “material,” “materially” or the defined term Material Adverse Effect contained therein, except in the case of Section 5.6(a)), which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect; and there shall have been delivered to Buyer a certificate to such effect, dated the Closing Date, signed on behalf of Aon by a duly authorized officer of Aon.

Section 9.2            HSR Act.  The waiting period under the HSR Act shall have expired or been terminated.

Section 9.3            Necessary Governmental Approvals.  All approvals and actions of or by all Administrative Authorities (including any approvals or consents from state departments of insurance having or asserting jurisdiction over the Companies) set forth in Schedule 9.3 or as to which the failure to have been obtained or taken place would materially and adversely affect the business or operations of the Companies and the Subsidiaries, shall have been obtained or taken place and any conditions imposed by an Administrative Authority in connection with the foregoing shall not have the effect set forth in the last sentence of Section 7.3(e).

Section 9.4            No Restraint.  No judgment, decree, injunction or restraining order shall have been issued by any court of competent jurisdiction and be in effect which restrains or prohibits any material transaction contemplated hereby.  No Requirement of Law shall have been enacted, entered, promulgated or enforced by an Administrative Authority that prohibits or makes illegal the purchase of the Shares.

Section 9.5            FIRPTA Certificates.  Aon shall have delivered to Buyer the certificates of non-foreign status, in the form attached hereto as Exhibit C.

Notwithstanding the failure of any one or more of the foregoing conditions, Buyer may proceed with the Closing without satisfaction, in whole or in part, of any one or more of such conditions and without written waiver.  To the extent that at or prior to the Closing Aon delivers to Buyer a written notice specifying in reasonable detail the failure of any of such conditions contained herein and that such notice is being delivered pursuant to this Article IX, and nevertheless Buyer proceeds with the Closing, Buyer shall be deemed to have waived for all purposes any rights or remedies it may have against Aon by reason of the failure of any such conditions to the extent described in such notice.

ARTICLE X
CONDITIONS PRECEDENT TO OBLIGATIONS OF AON

The obligations of Aon under this Agreement shall, at the option of Aon (to the extent permissible under applicable law), be subject to the satisfaction, on or prior to the Closing Date, of the following conditions:

Section 10.1         No Misrepresentation or Breach of Covenants and Warranties.  There shall not have been any material breach by Buyer in the performance of any of its covenants and agreements herein which shall not have been remedied or cured (other than those required to be performed after the Closing Date); the representations and warranties of Buyer contained in this Agreement shall be true and correct on the Closing Date as though made on the Closing Date (except to the extent that they expressly relate to an earlier date, in which case they shall be true and correct as of such date), except for (i) changes therein specifically permitted by this Agreement or resulting from any transaction expressly consented to in writing by Aon or any transaction contemplated by this Agreement and (ii) breaches of representations and warranties (without giving effect to the words “materially” or “material” contained therein), which, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Buyer’s ability to consummate the transactions contemplated hereby; and there shall have been delivered to Aon a certificate to such effect, dated the Closing Date, signed on behalf of Buyer by a duly authorized officer of Buyer.

Section 10.2         HSR Act.  The waiting period under the HSR Act shall have expired or been terminated.

Section 10.3         Necessary Governmental Approvals.  All approvals and actions of or by all Administrative Authorities (including any approvals or consents from state departments of insurance having or asserting jurisdiction over the Companies) set forth in Schedule 10.3 or as to which the failure to have been obtained or taken place would materially and adversely affect the business or operations of the Companies and the Subsidiaries, shall have been obtained or taken place.

Section 10.4         No Restraint.  No judgment, decree, injunction or restraining order shall have been issued by any court of competent jurisdiction and be in effect which restrains or prohibits any material transaction contemplated hereby.  No Requirement of Law shall have been enacted, entered, promulgated or enforced by an Administrative Authority that prohibits or makes illegal the sale of the Shares.

Notwithstanding the failure of any one or more of the foregoing conditions, Aon may proceed with the Closing without satisfaction, in whole or in part, of any one or more of such conditions and without written waiver.  To the extent that at or prior to the Closing Buyer delivers to Aon a written notice specifying in reasonable detail the failure of any of such conditions contained herein and that such notice is being delivered pursuant to this Article X, and nevertheless Aon proceeds with the Closing, Aon shall be deemed to have waived for all purposes any rights or remedies it may have against Buyer by reason of the failure of any such conditions to the extent described in such notice.

ARTICLE XI
INDEMNIFICATION

Section 11.1         Indemnification by Aon.  (a)  From and after the Closing, Aon agrees to indemnify and hold harmless each Buyer Group Member from and against any and all Losses and Expenses incurred by such Buyer Group Member in connection with, relating to or arising from:

(i)            any breach of any warranty or the inaccuracy of any representation of Aon contained in this Agreement made as of the date hereof or as of the Closing Date (in each case (other than with respect to the Specified Representations and Warranties) interpreted without giving effect to any limitation contained in such representation or warranty as to materiality or Material Adverse Effect) or any certificate delivered by Aon pursuant hereto; and

(ii)           any breach by Aon of, or failure by Aon to perform, any of its covenants or obligations contained in this Agreement;

provided, however, that except with respect to the representations and warranties set forth in the first and third sentences of Section 5.1, and Sections 5.2, 5.4(a) and 5.7, Aon shall be required to indemnify and hold harmless under Section 11.1(a)(i) with respect to Losses and Expenses incurred by Buyer Group Members only to the extent that:

(x)            the amount of Loss and Expense suffered by Buyer Group Members related to each individual claim exceeds $50,000 (it being understood that such $50,000 shall be a deductible for which Aon shall bear no indemnification responsibility) (the “Claim Deductible”), provided, that individual claims based upon the same act, event, omission or set of facts shall be deemed a single individual claim for purposes of this Section 11.1(a)(x);

(y)           the aggregate amount of such Losses and Expenses (other than Losses and Expenses excluded by clause (x) above) exceeds one percent (1%) of the Purchase Price (it being understood that such amount shall be a deductible for which Aon shall bear no indemnification responsibility) (the “Deductible”); and

(z)            the aggregate amount required to be paid by Aon pursuant to Section 11.1(a)(i) shall not exceed fifteen percent (15%) of the Purchase Price (the “Cap”).

For the avoidance of doubt, Aon agrees that any claim by a Buyer Group Member for indemnification pursuant to Section 11.1(a)(i) for breach of any representation or warranty set forth in the first or third sentences of Section 5.1 or Sections 5.2, 5.4(a) or 5.7 or pursuant to

Section 11.1(a)(ii) for breach of any covenant (including the covenants set forth in Section 8.1(a)), shall not be subject to the Deductible, Cap or Claim Deductible; provided that the aggregate amount of Losses and Expenses required to be paid by Aon under this Agreement shall not exceed the Purchase Price.

(b)           The indemnification provided for in Section 11.1(a) shall terminate eighteen (18) months after the Closing Date (and no claims shall be made by any Buyer Group Member under Section 11.1(a) thereafter), except that the indemnification by Aon shall continue as to:

(i)            the representations and warranties set forth in the first and third sentences of Section 5.1 and Sections 5.2 and 5.4(a), which shall survive indefinitely;

(ii)           the representations and warranties set forth in Sections 5.16 and 5.17 and the covenants of Aon set forth in Sections 8.1 (other than the covenants of Aon set forth in Section 8.1(a)(i)(E)), 8.2 and 8.4, which shall survive until six months after the expiration of the relevant statutory period of limitations applicable to the underlying claim (after taking account of any applicable extensions or tollings thereof);

(iii)          the covenants of Aon which by their terms extend beyond eighteen months (18) months, which shall survive until expiring in accordance with their respective terms;

(iv)          any Losses or Expenses of which any Buyer Group Member has validly given a Claim Notice to Aon in accordance with the requirements of Section 11.3 on or prior to the date such indemnification would otherwise terminate in accordance with this Section 11.1, as to which the obligation of Aon shall continue solely with respect to the specific matters in such Claim Notice until the liability of Aon shall have been determined pursuant to this Article XI, and Aon shall have reimbursed all Buyer Group Members for the full amount of such Losses and Expenses that are payable with respect to such Claim Notice in accordance with this Article XI; and

(v)           the representations and warranties set forth in Section 5.7 and the covenant of Aon set forth in Section 8.1(a)(i)(E), which shall survive the Closing Date until three years after the Closing Date.

Section 11.2         Indemnification by Buyer.  (a)  From and after the Closing, Buyer agrees to indemnify and hold harmless each Seller Group Member from and against any and all Losses and Expenses incurred by such Seller Group Member in connection with, relating to or arising from:

(i)            any breach of any warranty or the inaccuracy of any representation of Buyer contained in this Agreement made as of the date hereof or as of the Closing Date (in each case interpreted without giving effect to any limitation contained in such representation or warranty as to materiality) or any certificate delivered by Buyer pursuant hereto;

(ii)           any breach by Buyer of, or failure by Buyer to perform, any of its covenants and obligations contained in this Agreement; and

(iii)          the operation of the Companies, the Subsidiaries and the business of the Companies and the Subsidiaries after the Closing (other than any matter for which Aon is required to provide indemnification pursuant to Section 11.1);

provided, however, that, except with respect to the representations and warranties set forth in Sections 6.1 and 6.2(a), Buyer shall be required to indemnify and hold harmless Seller Group Members for Losses and Expenses under Section 11.2(a)(i) only to the extent that:

(x)            the amount of Loss and Expense suffered by Seller Group Members related to each individual claim exceeds the Claim Deductible (it being understood that such Claim Deductible shall be a deductible for which Buyer shall bear no indemnification responsibility), provided, that individual claims based upon the same act, event, omission or set of facts shall be deemed a single individual claim for purposes of this Section 11.2(a)(x);

(y)           the aggregate amount of such Losses and Expenses (other than Losses and Expenses excluded by clause (x) above) exceeds the Deductible (it being understood that such amount shall be a deductible for which Buyer shall bear no indemnification responsibility); and

(z)            the aggregate amount required to be paid by Buyer pursuant to Section 11.2(a)(i) shall not exceed the Cap.

For the avoidance of doubt, Buyer agrees that any claim by a Seller Group Member for indemnification pursuant to Section 11.2(a)(i) for breach of any representation or warranty set forth in Section 6.1 or 6.2(a), pursuant to Section 11.2(a)(ii) for breach of any covenant or pursuant to Section 11.2(a)(iii) for the operation of the Companies, the Subsidiaries and the business of the Companies and the Subsidiaries after the Closing, shall not be subject to the Deductible, Cap or Claim Deductible; provided that the aggregate amount of Losses and Expenses required to be paid by Buyer under this Agreement shall not exceed the Purchase Price.

(b)           The indemnification provided for in Section 11.2(a) shall terminate eighteen (18) months after the Closing Date (and no claims shall be made by any Seller Group Member under Section 11.2(a) thereafter), except that the indemnification by Buyer shall continue as to:

(i)            the representations and warranties set forth in Sections 6.1 and 6.2(a), which shall survive indefinitely;

(ii)           the covenants of Buyer set forth in Sections 8.1, 8.2, 8.4, 8.5, 8.7 and 11.2(a)(iii), which shall survive until six months after the expiration of the relevant statutory period of limitations applicable to the underlying claim (after taking account of any applicable extensions or tolling thereof);

(iii)          the covenants of Buyer which by their terms extend beyond eighteen (18) months, which shall survive until expiring in accordance with their respective terms; and

(iv)          any Losses or Expenses of which any Seller Group Member has validly given a Claim Notice to Buyer in accordance with the requirements of Section 11.3 on or prior to the date such indemnification would otherwise terminate in accordance with this Section 11.2, as to which the obligation of Buyer shall continue solely with respect to the specific matters in such Claim Notice until the liability of Buyer shall have been determined pursuant to this Article XI, and Buyer shall have reimbursed all Seller Group Members for the full amount of such Losses and Expenses that are payable with respect to such Claim Notice in accordance with this Article XI.

Section 11.3           Notice of Claims.  Any Buyer Group Member or Seller Group Member seeking indemnification hereunder (the “Indemnified Party”) shall give promptly to the party obligated to provide indemnification to such Indemnified Party (the “Indemnitor”) a notice (a “Claim Notice”) describing in reasonable detail the facts giving rise to the claim for indemnification hereunder and shall include in such Claim Notice (if then known) the amount or the method of computation of the amount of such claim, and a reference to the provision of this Agreement or any other agreement, document or instrument executed hereunder or in connection herewith upon which such claim is based; provided, however, that a Claim Notice in respect of any action at law or suit in equity by or against a third Person as to which indemnification will be sought shall be given promptly after the action or suit is commenced.  Failure to deliver a Claim Notice with respect to a claim in a timely manner shall not be deemed a waiver of the Indemnified Party’s right to indemnification hereunder for Losses and Expenses in connection with such claim; provided, that the amount to which the Indemnified Party is entitled shall be reduced by the amount, if any, by which the Indemnified Party’s Losses and Expenses would have been less had the Claim Notice been timely delivered.

Section 11.4           Determination of Amount.  (a)  In calculating any Loss or Expense, such amounts shall be calculated on an After-Tax Basis and shall be net of any third-party insurance, indemnification or other proceeds (determined net of recovery costs) which have been recovered by the Indemnified Party under any insurance policy or other contract, agreement or undertaking in connection with the facts giving rise to the right of indemnification.  The Indemnified Party shall use commercially reasonable efforts to recover third-party insurance, indemnification or other proceeds that may be recoverable.  If the Indemnified Party receives any such recovery for any matter with respect to which it has previously been indemnified hereunder, the amount of such recovery shall promptly be transferred to the Indemnitor.

(b)           After the giving of any Claim Notice pursuant to Section 11.3, the amount of indemnification to which an Indemnified Party shall be entitled under this Article XI shall be determined: (i) by the written agreement between the Indemnified Party and the Indemnitor; (ii) by a final judgment or decree of any court of competent jurisdiction; or (iii) by any other means to which the Indemnified Party and the Indemnitor shall agree.  The judgment or decree of a court shall be deemed final when the time for appeal, if any, shall have expired and no appeal shall have been taken or when all appeals taken shall have been finally determined.

Section 11.5           Third Person Claims.  (a)  Any party seeking indemnification provided for under this Agreement in respect of, arising out of or involving a claim or demand made by any third Person against the Indemnified Party (a “Third Person Claim”) shall notify the Indemnitor in writing, and in reasonable detail, of the Third Person Claim within a reasonable period after receipt by such Indemnified Party of written notice of the Third Person Claim.  Thereafter, the Indemnified Party shall deliver to the Indemnitor, within a reasonable period after the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnitor relating to the Third Person Claim.  Notwithstanding the foregoing, should a party be physically served with a complaint with regard to a Third Person Claim, the Indemnified Party shall notify the Indemnitor with a copy of the complaint within five (5) business days after receipt thereof and shall deliver to the Indemnitor within seven (7) business days after the receipt of such complaint copies of notices and documents (including court papers) received by the Indemnified Party relating to the Third Person Claim.  The failure to give notice as provided in this Section 11.5 shall not relieve the Indemnitor of its obligations hereunder except to the extent it shall have been prejudiced by such failure.

(b)           If any claim or demand shall be asserted by any Person in respect of which payment may be sought by one party hereto from the other party under the provisions of this Article XI, the Indemnified Party shall promptly cause written notice of the assertion of any such claim of which it has knowledge which is covered by this indemnity to be forwarded to the Indemnitor.  Any notice of a claim by reason of any of the representations, warranties or covenants contained in this Agreement shall refer to the provision of this Agreement or any other agreement, document or instrument executed hereunder or in connection herewith upon which such claim is based and describe in reasonable detail the facts giving rise to an alleged basis for the claim and, if known and reasonably assessable, the amount of the liability asserted against the Indemnitor by reason of the claim.  In the event of the initiation of any legal proceeding against the Indemnified Party by a third Person, the Indemnitor shall have the sole and absolute right after the receipt of notice, at its option and at its own expense, to be represented by counsel of its choice and to control, defend against, negotiate, settle or otherwise deal with any proceeding, claim, or demand which relates to any Loss indemnified against hereunder; provided, however, that notwithstanding any such election by the Indemnitor, the Indemnified Party may participate in any such proceeding at any time, and may employ separate counsel of its choice and at its expense, except that the Indemnitor shall bear the reasonable fees, costs and expenses of any such separate counsel if (i) joint defense would involve a conflict of interest under applicable professional standards or (ii) the Indemnitor shall have authorized in writing the Indemnified Party to employ separate counsel at the Indemnitor’s expense.  Each of the parties hereto agrees to cooperate fully with the other party in connection with the defense, negotiation or settlement of any such legal proceeding, claim or demand and to make available to the other party all witnesses, pertinent records, materials and information in such party’s possession or under such party’s control relating thereto as is reasonably required by the other party.  To the extent the Indemnitor elects not to defend such proceeding, claim or demand, and the Indemnified Party defends against or otherwise deals with any such proceeding, claim or demand, the Indemnified Party may retain counsel, at the expense of the Indemnitor, and control the defense of such proceeding; provided, however, that the Indemnitor shall be obligated pursuant to this Section 11.5 to pay for only one firm of counsel for all Indemnified Parties.  Neither the Indemnitor nor the Indemnified Party may settle any such proceeding which settlement obligates the other party to pay money, to perform obligations or to admit liability without the written consent of the other party, such consent not to be unreasonably withheld.  If the Indemnified Party shall refuse to consent to the settlement of any Third Person Claim, so long as only money damages are involved and there is a full release of liability or wrongdoing with respect to the Indemnified Party, the liability of the Indemnitor in respect of such Third

Person Claim shall not exceed the amount for which the Third Person Claim could have been settled plus the amount of expenses incurred by the Indemnified Party prior to the time of and in connection with the proposed settlement to which it is entitled to indemnification.  After any final judgment or award shall have been rendered by a court, arbitration board or administrative agency of competent jurisdiction and the time in which to appeal therefrom has expired, or a settlement shall have been consummated, or the Indemnified Party and the Indemnitor shall arrive at a mutually binding agreement with respect to each separate matter alleged to be indemnified by the Indemnitor hereunder, the Indemnified Party shall forward to the Indemnitor notice of any sums due and owing by it with respect to such matter and the Indemnitor shall pay all of the sums so owing to the Indemnified Party by wire transfer, certified or bank cashier’s check within 30 days after the date of such notice.

(c)           To the extent of any inconsistency between this Section 11.5 and Section 8.1(c) (relating to Tax contests), the provisions of Section 8.1(c) shall control with respect to Tax contests.

Section 11.6           Limitations.  (a)  In any case where an Indemnified Party recovers from third Persons any amount in respect of a matter with respect to which an Indemnitor has indemnified it pursuant to this Article XI, such Indemnified Party shall promptly pay over to the Indemnitor the amount so recovered (after deducting therefrom the full amount of the Expenses incurred by it in procuring such recovery), but not in excess of the sum of (i) any amount previously so paid by the Indemnitor to or on behalf of the Indemnified Party in respect of such matter and (ii) any amount expended by the Indemnitor in pursuing or defending any claim arising out of such matter.

(b)           Except for amounts paid to a third party in respect of a Third Person Claim, in no event shall any party be liable for any special, incidental, consequential (including loss of revenues or profits), exemplary or punitive damages or diminution of value or any damages based on any type of multiple, whether arising under any legal or equitable theory or arising under or in connection with this Agreement, all of which are hereby excluded by agreement of the parties regardless of whether or not any party to this Agreement has been advised of the possibility of such damages.

(c)           Aon shall not be required to indemnify and hold harmless any Buyer Group Member pursuant to Section 11.1(a) if, and solely to the extent, the matter for which the indemnity in question was reflected, reserved or accrued for in the computation of the Purchase Price pursuant to Section 4.5.

(d)           Except for fraud and remedies that cannot be waived as a matter of law and injunctive and provisional relief (including specific performance), if the Closing occurs, this Article XI shall be the exclusive remedy for breaches of this Agreement (including any covenant, obligation, representation or warranty contained in this Agreement or in any certificate delivered pursuant to this Agreement) or otherwise in respect of the sale of the Shares contemplated hereby.  Anything herein to the contrary notwithstanding, no breach of any representation, warranty, covenant or agreement contained herein shall give rise to any right on the part of Aon or Buyer, after the consummation of the purchase and sale of the Shares contemplated by this Agreement, to rescind this Agreement or any of the transactions contemplated hereby.

Section 11.7           Mitigation.  Each of the parties agrees to take all commercially reasonable steps to mitigate their respective Losses and Expenses upon and after becoming aware of any event or condition which could reasonably be expected to give rise to any Losses and Expenses that are indemnifiable hereunder.

ARTICLE XII
TERMINATION

Section 12.1           Termination.  Anything contained in this Agreement to the contrary notwithstanding, this Agreement may be terminated at any time prior to or on the Closing Date:

(a)           by the mutual consent of Buyer and Aon;

(b)           by Buyer if Aon shall have breached any of its representations, warranties, covenants or agreements contained in this Agreement, which would give rise to the failure of a condition set forth in Article IX, which breach cannot be or has not been cured by the Termination Date as the same may be extended pursuant to Section 12.1(e);

(c)           by Aon if Buyer shall have breached any of its representations, warranties, covenants or agreements contained in this Agreement which would give rise to the failure of a condition set forth in Article X, which breach cannot be or has not been cured by the Termination Date as the same may be extended pursuant to Section 12.1(e);

(d)           by Buyer or Aon if any court of competent jurisdiction in the United States or other United States Administrative Authority shall have issued a final and non-appealable order, decree or ruling permanently restraining, enjoining or otherwise prohibiting the consummation of any material transaction contemplated hereby; or

(e)           by Buyer or Aon if the Closing shall not have occurred on or before June 30, 2008 (the “Termination Date”) (or such later date as may be agreed in writing to by Buyer and Aon); provided, however, that either Buyer or Aon may by written notice to the other delivered on or before June 30, 2008 extend the Termination Date until any date prior to August 31, 2008 if the failure of the Closing to have occurred on or before June 30, 2008 shall have resulted from the failure of the condition set forth in Section 9.3 or Section 10.3; provided further that the right to terminate this Agreement pursuant to this Section 12.1(e) shall not be available to any party whose failure to fulfill any of its obligations contained in this Agreement has been the cause of, or resulted in, the failure of the Closing to have occurred on or prior to the aforesaid date.

Section 12.2           Notice of Termination.  Any party desiring to terminate this Agreement pursuant to Section 12.1 shall give written notice of such termination to the other party to this Agreement.

Section 12.3           Effect of Termination.  If this Agreement shall be terminated pursuant to this Article XII, all further obligations of the parties under this Agreement (other than Sections 13.2 and 13.10) shall be terminated without further liability of any party to the other; provided, however, that nothing herein shall relieve any party from liability for its willful breach of this Agreement.

Section 12.4           Specific Performance.  The parties agree that irreparable damage would occur in the event that any of the terms or provisions of this Agreement related to the closing of the transactions contemplated hereby were not performed in accordance with their specific wording or were otherwise breached.  It is accordingly agreed that, notwithstanding anything to the contrary contained in this Agreement, each of the parties hereto shall be entitled to an injunction or injunctions to prevent such breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States of America or any state having jurisdiction, such remedy being in addition to any other remedy to which any party may be entitled at law or in equity.

ARTICLE XIII
GENERAL PROVISIONS

Section 13.1           Survival of Representations and Warranties.  All representations and warranties contained in this Agreement shall survive the consummation of the transactions contemplated by this Agreement through the period during which claims for indemnification may be made for such representations and warranties pursuant to Article XI (at which time such representations and warranties shall terminate).

Section 13.2           Confidential Nature of Information.  Each party hereto agrees that all documents, materials and other information which it shall have obtained regarding the other parties during the course of the negotiations leading to the consummation of the transactions contemplated hereby (whether obtained before or after the date of this Agreement), the investigation provided for herein and the preparation of this Agreement and other related documents shall be held in confidence pursuant to the Confidentiality Agreement, which Confidentiality Agreement shall terminate at Closing.

Section 13.3           No Public Announcement.  Neither Buyer nor Aon shall, without the approval of the other, make any press release or other public announcement concerning the transactions contemplated by this Agreement, except as and to the extent that any such party shall be so obligated by law, in which case the other party shall be advised and the parties shall use their reasonable efforts to cause a mutually agreeable release or announcement to be issued; provided, however, that the foregoing shall not preclude communications or disclosures (i) necessary to implement the provisions of this Agreement or to comply with the accounting and the Securities and Exchange Commission disclosure obligations or the rules of any stock exchange or (ii) with public stockholders and/or analysts in the ordinary course of business for a transaction of the type contemplated by this Agreement.

Section 13.4           Notices.  All notices or other communications required or permitted hereunder shall be in writing and shall be deemed given or delivered when delivered personally, by facsimile or when sent by registered or certified mail (postage prepaid, return receipt requested) or by an internationally recognized overnight courier service addressed as follows:

If to Buyer, to:

Munich-American Holding Corporation
555 College Road East

Princeton, New Jersey 08543
Attention: General Counsel
Facsimile: (609) 243-4295

with a copy (which shall not constitute notice) to:

Dewey & LeBoeuf LLP
125 West 55th Street
New York, New York 10019
Attention:	James R. Dwyer
Gary D. Boss
Facsimile: (212) 424-8500

If to Aon, to:

Aon Corporation
Aon Center
200 East Randolph Street
Chicago, Illinois 60601
Attention: Richard E. Barry
Facsimile: (312) 381-6165

with a copy (which shall not constitute notice) to:

Sidley Austin LLP
One South Dearborn Street
Chicago, Illinois 60603
Attention:	Frederick C. Lowinger
Gary D. Gerstman
Facsimile: (312) 853-7036

or to such other address as such party may indicate by a notice delivered to the other party hereto.

Section 13.5           Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns; provided, however, that neither party to this Agreement may assign its rights or delegate its obligations under this Agreement without the express prior written consent of the other party to this Agreement; provided, further, that nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties hereto or their successors or permitted assignees) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement except for the rights, benefits and remedies granted specifically to Indemnified Parties under Section 11.5.

Section 13.6           Access to Records after Closing.  (a)  For a period of six (6) years after the Closing Date, Aon and its representatives shall have reasonable access to all of the books and records of the Companies and the Subsidiaries to the extent that such access may reasonably be required by Aon in connection with matters relating to or affected by the operations of the Companies and the Subsidiaries prior to the Closing Date.  Such access shall be afforded by Buyer upon receipt of reasonable advance notice and during normal business hours.  Aon shall be solely responsible for any costs or expenses incurred by it pursuant to this Section 13.6(a).  If Buyer, the Companies or the Subsidiaries shall desire to dispose of any of such books and records prior to the expiration of such six-year period, Buyer shall, prior to such disposition, give Aon a reasonable opportunity, at Aon’s expense, to segregate and remove such books and records as Aon may select.

(b)           For a period of six (6) years after the Closing Date, Buyer and its representatives shall have reasonable access to all of the books and records of Aon relating to the Companies and the Subsidiaries after the Closing Date.  Such access shall be afforded by Aon upon receipt of reasonable advance notice and during normal business hours.  Buyer shall be solely responsible for any costs and expenses incurred by it pursuant to this Section 13.6(b).  If Aon shall desire to dispose of any of such books and records prior to the expiration of such six-year period, Aon shall, prior to such disposition, give Buyer a reasonable opportunity, at Buyer’s expense, to segregate and remove such books and records as Buyer may select.

Section 13.7           Entire Agreement; Amendments.  This Agreement, the Exhibits and Schedules referred to herein, the documents and other instruments delivered pursuant hereto, the Seller Ancillary Agreements, the Buyer Ancillary Agreements and the Confidentiality Agreement contain the entire understanding of the parties hereto with regard to the subject matter contained herein or therein, and supersede all other prior representations, warranties, agreements, understandings or letters of intent between or among any of the parties hereto.  This Agreement shall not be amended, modified or supplemented except by a written instrument signed by an authorized representative of each of the parties hereto.

Section 13.8           Interpretation.  Disclosure of any fact or item in any Schedule hereto referenced by a particular section in this Agreement shall be deemed to have been disclosed with respect to every other section in this Agreement to the extent that it is reasonably apparent that such disclosure would apply to such other section.  Neither the specification of any dollar amount in any representation or warranty contained in this Agreement nor the inclusion of any specific item in any Schedule hereto is intended to imply that such amount, or higher or lower amounts, or the item so included or other items, are or are not material, and no party shall use the fact of the setting forth of any such amount or the inclusion of any such item in any dispute or controversy between the parties as to whether any obligation, item or matter not described herein or included in any Schedule is or is not material for purposes of this Agreement.  Unless this Agreement specifically provides otherwise, neither the specification of any item or matter in any representation or warranty contained in this Agreement nor the inclusion of any specific item in any Schedule hereto is intended to imply that such item or matter, or other items or matters, are or are not in the ordinary course of business, and no party shall use the fact of the setting forth or the inclusion of any such item or matter in any dispute or controversy between the parties as to whether any obligation, item or matter not described herein or included in any Schedule is or is not in the ordinary course of business for purposes of this Agreement.

Section 13.9           Waivers.  Any term or provision of this Agreement may be waived, or the time for its performance may be extended, by the party or parties entitled to the benefit thereof.

Any such waiver shall be validly and sufficiently authorized for the purposes of this Agreement if, as to any party, it is authorized in writing by an authorized representative of such party.  The failure of any party hereto to enforce at any time any provision of this Agreement shall not be construed to be a waiver of such provision, nor in any way to affect the validity of this Agreement or any part hereof or the right of any party thereafter to enforce each and every such provision.  No waiver of any breach of this Agreement shall be held to constitute a waiver of any other or subsequent breach.

Section 13.10         Expenses.  Except as expressly set forth herein, each party hereto will pay all costs and expenses incident to its negotiation and preparation of this Agreement and to its performance and compliance with all agreements and conditions contained herein on its part to be performed or complied with, including the fees, expenses and disbursements of its counsel,  independent public accountants and other advisors.

Section 13.11         Partial Invalidity.  Wherever possible, each provision hereof shall be interpreted in such manner as to be effective and valid under applicable law, but in case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such provision shall be ineffective to the extent, but only to the extent, of such invalidity, illegality or unenforceability without invalidating the remainder of such invalid, illegal or unenforceable provision or provisions or any other provisions hereof, unless such a construction would be unreasonable.

Section 13.12         Execution in Counterparts.  This Agreement may be executed in counterparts, each of which shall be considered an original instrument, but all of which shall be considered one and the same agreement, and shall become binding when one or more counterparts have been signed by each of the parties hereto and delivered to the other party.

Section 13.13         Further Assurances.  Upon the terms and subject to the conditions herein, each of the parties hereto agrees to use its reasonable best efforts to take or cause to be taken all action, to do or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable under applicable Requirements of Law to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including:  (i) the satisfaction of the conditions precedent to the obligations of any of the parties hereto; (ii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the performance of the obligations hereunder; and (iii) the execution and delivery of such instruments, and the taking of such other actions, as the other party hereto may reasonably require in order to carry out the intent of this Agreement.

Section 13.14         Disclaimer of Warranties.  Aon makes no representations or warranties with respect to any projections, forecasts or forward-looking information provided to Buyer.  There is no assurance that any projected or forecasted results will be achieved.  EXCEPT AS TO THOSE MATTERS EXPRESSLY COVERED BY THE REPRESENTATIONS AND WARRANTIES IN THIS AGREEMENT, AON IS SELLING THE SHARES (AND THE BUSINESS AND ASSETS OF THE COMPANIES AND THE SUBSIDIARIES REPRESENTED THEREBY) ON AN “AS IS, WHERE IS” BASIS AND AON DISCLAIMS ALL OTHER WARRANTIES, REPRESENTATIONS AND GUARANTEES WHETHER

EXPRESS OR IMPLIED.  AON MAKES NO REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE AND NO IMPLIED WARRANTIES WHATSOEVER.  Buyer acknowledges that neither Aon nor any of its representatives or Affiliates or any other Person has made any representation or warranty, express or implied, as to the accuracy or completeness of any memoranda, charts or summaries heretofore made available by Aon or its representatives or Affiliates to Buyer or any other information which is not included in this Agreement or the Schedules hereto, and none of Aon, nor any of its representatives or its Affiliates or any other Person will have or be subject to any liability to Buyer, any Affiliate of Buyer or any other Person resulting from the distribution of any such information to, or use of any such information by, Buyer, any Affiliate of Buyer or any of their agents, consultants, accountants, counsel or other representatives.  Notwithstanding anything to the contrary in this Agreement, Buyer acknowledges and agrees that Aon makes no representation or warranty with respect to, and nothing contained in this Agreement, or in any other agreement, document or instrument to be delivered in connection with the transactions contemplated hereby is intended or shall be construed to be a representation, warranty or guarantee as to (a) the ultimate loss development with respect to any reserves of the Companies or (b) the ultimate loss development with respect to such reserves of the Companies on any “line item” or asset, liability or equity amount (it being understood for the avoidance of doubt that the foregoing shall in no way limit or otherwise affect any of the representations and warranties set forth in Sections 5.5(a), 5.22(a) or 5.24(e), or the delivery of the Final Closing Balance Sheet in the manner and pursuant to the requirements of Section 4.5).  Buyer acknowledges and agrees that it is not entitled to rely upon any representations or warranties or other statements of fact or opinion, other than the representations and warranties expressly set forth in this Agreement.

Section 13.15         Governing Law; Submission to Jurisdiction.  This Agreement shall be governed by and construed in accordance with the internal laws (as opposed to the conflicts of law provisions) of the State of New York.  By the execution and delivery of this Agreement, Buyer and Aon submit to the personal jurisdiction of any state or federal court in the State of Illinois in any suit or proceeding arising out of or relating to this Agreement.

Section 13.16         Waiver of Jury Trial.  Each of Buyer and Aon hereby expressly, irrevocably and unconditionally waives any right to trial by jury in any dispute, whether sounding in contract, tort or otherwise, between Buyer and Aon arising out of or related to the transactions contemplated by this Agreement or any of the Seller Ancillary Agreements or Buyer Ancillary Agreements, or any other instrument or document executed or delivered in connection herewith or therewith.  Either Buyer or Aon may file an original counterpart or a copy of this Agreement with any court as written evidence of the consent of the parties to the waiver of their right to trial by jury.

[Remainder of page intentionally left blank; signature page follows.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

AON CORPORATION

By:	/s/	Diane M. Aigotti
Name:		Diane M. Aigotti
Title:		Senior Vice President and Treasurer

MUNICH-AMERICAN HOLDING CORPORATION

By:	/s/	Robin H. Wilcox
Name:		Robin H. Wilcox
Title:		SVP, General Counsel and Secretary

Signature Page to Stock Purchase Agreement

Annex A

Subsidiaries

Name of Subsidiary	State of Incorporation	Owner of Capital Stock of Subsidiary

OHM Services of Texas, Inc.	Texas	Olympic Health Management Systems, Inc.
Olympic Health Management Services, Inc.	Washington	Olympic Health Management Systems, Inc.